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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                  RENEX CORP.
                           (Name of Subject Company)

                             ---------------------

                                  RENEX CORP.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE, $.001 PER SHARE
            INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS
                         (Title of Class of Securities)

                                  759683 10 5
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                 JAMES P. SHEA
                       PRESIDENT/CHIEF EXECUTIVE OFFICER
                                  RENEX CORP.
                         201 ALHAMBRA CIRCLE, SUITE 800
                          CORAL GABLES, FLORIDA 33134
                                 (305) 448-2044
      (Name, address and telephone number of person authorized to receive notices and communications on behalf of person(s) filing statement)

                             ---------------------

                                WITH A COPY TO:

                                BRYAN W. BAUMAN
                WALLACE, BAUMAN, LEGON, FODIMAN & SHANNON, P. A.
                        1200 BRICKELL AVENUE, SUITE 1720
                              MIAMI, FLORIDA 33131
                                 (305) 444-9991

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Renex Corp., a Florida corporation (the "Company"). The address of the principal executive offices of the Company is 201 Alhambra Circle, Suite 800, Coral Gables, Florida 33134.

     The title of the class of equity securities to which this Schedule 14D-9 relates is common stock, par value $.001 per share of the Company (the "Shares"), including the associated preferred stock purchase rights (the "Rights") issued pursuant to a Rights Agreement dated as of November 6, 1998 between the Company and Continental Stock Transfer and Trust Company, as Rights Agent, as amended (the "Rights Agreement"). Unless the context indicates otherwise, all references herein to the Shares shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER

     This Schedule 14D-9 relates to the tender offer disclosed in that certain Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1") filed with the
U. S. Securities and Exchange Commission on December 30, 1999, by RC Acquisition Corp., a Florida corporation (the "Purchaser") and a wholly owned subsidiary of National Nephrology Associates, Inc., a Delaware corporation (the "Parent"), to purchase all of the outstanding Shares at a price of $10.00 per Share net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 30, 1999 (the "Offer to Purchase") and the related Letter of Transmittal (which together constitute the "Offer"). The Offer to Purchase and the Letter of Transmittal are attached to the Schedule 14D-1 as Exhibits.

     The Offer is being made by the Purchaser pursuant to an Agreement and Plan of Merger, dated as of December 28, 1999 (the "Merger Agreement"), among Parent, Purchaser and the Company. Pursuant to the Merger Agreement, following the consummation of the Offer, upon the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company (the "Merger"), with the Company being the surviving corporation (the "Surviving Corporation"). A copy of the Merger Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference. The terms of the Merger Agreement are more fully described in Item 3 below.

     Based upon the information set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are 511 Union Street, Suite 1800, Nashville, Tennessee 37219. Purchaser is a wholly-owned subsidiary of Parent.

ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and business address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b) Except as described herein or in Annex I hereto, which is incorporated herein by this reference, as of the date hereof there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its directors, executive officers or affiliates or (ii) Parent, Purchaser or their respective executive officers, directors or affiliates.

ARRANGEMENTS WITH DIRECTORS, EXECUTIVE OFFICERS OR AFFILIATES OF THE COMPANY

     Certain contracts, agreements arrangements and understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described under the captions "Directors and Officers of the Company -- Directors' Compensation" and "Executive Compensation -- Employment Agreements" in the Company's Information Statement (the "Information Statement"), which is attached hereto as Annex I and is incorporated herein by reference.

     The Company has employment agreements with the following officers: Milton
J. Wallace, Chairman, James P. Shea, President/CEO, Arthur G. Shapiro, Vice Chairman/Director of Medical Affairs, Orestes L. Lugo, Senior Vice President/CFO, Mignon Early, Vice President -- Operations and Patsy Anders, Vice

President -- Business Development. The respective employment agreements between the Company and Messrs. Shea, Lugo and Wallace and Dr. Shapiro grant such individuals the right to terminate their respective employment agreements at any time within eighteen months following a "change of control," and to receive an amount equal to the greater of: (i) base salary due for the remainder of the term of the employment agreement had it not been terminated plus three times the bonus amount paid in the last 12 months or (ii) $500,000. Such "change of control" severance is payable 100% in cash on the effective date of such termination. Each individual would also continue to receive all of the employee benefits to which he was receiving at the date of termination, including health insurance, car allowance, cellular telephone and similar benefits for a period of three years following termination. Such payment are also required if the Company terminates such agreements following a change of control. In addition, if any of Messrs. Shea, Lugo or Wallace or Dr. Shapiro are terminated without cause during the term of their respective agreements, such officer will be entitled to the same severance mentioned above for a change of control. If Ms. Anders is terminated by the Company, or she terminates her employment agreement within 180 days following a change of control, she will be entitled to severance equal to the greater of (i) two times the remaining base salary which would have been paid for the remainder of the term of her employment agreement or (ii) two times the sum of one years' base salary and any and all bonuses paid to her in the eighteen months prior to the effective date of termination. If Ms. Early is terminated without cause following a change of control, she would be entitled to one year's base salary. The consummation of the Offer would constitute a change of control of the Company for purposes of the employment agreements.

     The Company's outstanding options to purchase Shares provide that they become immediately exercisable upon a change of control of the Company. See "Executive Compensation" in Annex I hereto which contains a description of options that have been granted by the Company. The consummation of the offer would constitute a change of control of the Company for purposes of the options.

ARRANGEMENTS WITH PARENT, PURCHASER OR THEIR AFFILIATES

     In connection with the transactions contemplated by the Offer and the Merger, the following agreements and arrangements were entered into: (a) the Merger Agreement; (b) a Shareholder Agreement between the Purchaser and each director and executive officer of the Company; (c) a Confidentiality Agreement by the Parent in favor of the Company dated November 15, 1999 (the "Company Confidentiality Agreement"); and (d) a Confidentiality Agreement by the Company in favor of Parent dated December 21, 1999 (the "Parent Confidentiality Agreement").

     The Merger Agreement.

     The following is a summary of certain portions of the Merger Agreement. This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 2 hereto and is incorporated herein by reference. Capitalized terms not otherwise defined below shall have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides that Purchaser will commence the Offer and that, upon the terms and subject to the prior satisfaction or waiver of the conditions to the Offer, Purchaser will purchase all Shares validly tendered and not withdrawn pursuant to the Offer. The Merger Agreement provides that Parent and Purchaser have the right, in their sole discretion, to make any change in the terms or conditions of the Offer, provided that no change may be made to the Minimum Condition or which changes the form of consideration to be paid or decreases the price per Share or the number of Shares sought in the Offer or which imposes conditions to the Offer in addition to those set forth under the caption "Certain Conditions to the Offer" below or which otherwise materially and adversely affects the Company or the holders of the Shares.

     The Merger. The Merger Agreement provides that, following the consummation of the Offer and subject to the terms and conditions set forth therein, at the Effective Time, Purchaser shall be merged with and into the Company and, as a result of the Merger, the separate corporate existence of Purchaser shall cease, and the Company shall continue as the Surviving Corporation as a direct subsidiary of Parent.

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     The respective obligations of Parent and Purchaser, on the one hand, and the Company, on the other hand, to consummate the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions: (i) if required by the Florida Business Corporations Act ("FBCA"), the Merger Agreement shall have been approved and adopted by the shareholders of the Company in accordance with the FBCA; (ii) any applicable waiting period under the Hart-Scott-Rodino Act (the "HSR Act") relating to the Merger shall have expired or been terminated; (iii) no provision of any applicable law or regulation and no judgment, injunction, statute, rule, regulation, stay, order or decree enacted, entered, issued, promulgated or enforced by any court or governmental authority shall prohibit or restrict the consummation of the Merger; (iv) Parent and/or Purchaser shall have purchased at least a majority of the Shares outstanding on a fully-diluted basis pursuant to, and in accordance with, the Offer; and (v) all actions by or in respect of or filings with any governmental authority required to permit the consummation of the Merger shall have been obtained.

     The obligations of Parent and Purchaser to consummate the Merger are subject to the satisfaction of the following further conditions: (i) the Company shall have performed in all material respects all obligations required under the Merger Agreement to be performed by it at or prior to the Effective Time; and
(ii) Parent and Purchaser shall have received all documents they may reasonably request relating to the existence of the Company and its Subsidiaries and the authority of the Company for the Merger Agreement, all in form and substance reasonably satisfactory to Parent and Purchaser.

     At the Effective Time of the Merger, (i) each issued and outstanding Share (other than Shares referred to in clause (ii) below or Shares for which dissenters' rights have been perfected) shall be converted into the right to receive $10.00 in cash or any higher price paid for each Share in the Offer, without interest (the "Merger Consideration"), (ii) each Share held by the Company or any subsidiary of the Company or owned by Parent, Purchaser or any subsidiary of Parent or Purchaser immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto and (iii) each share of common stock of Purchaser outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of common stock of the Surviving Corporation.

     The Company's Board of Directors. The Merger Agreement provides that effective upon the deposit by Purchaser with Continental Stock Transfer and Trust Company, which is acting as the Depositary (the "Depositary") of payment for all Shares validly tendered and not withdrawn pursuant to the Offer and all Options (as defined below under the caption "Options") and Warrants (as defined below under the caption "Warrants" and payment of all severance which is due and payable), Purchaser shall be entitled, subject to Section 14(f) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder, to designate the number of directors, rounded up to the next whole number, on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the number of Shares owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of Shares outstanding, and the Company shall take all action necessary to cause Purchaser's designees to be elected or appointed to the Board. The Company agreed to use its best efforts to cause individuals designated by Purchaser to constitute the same percentage as such individuals represent on the Board of (A) each committee of the Board (other than any committee of the Board established to take action under the Merger Agreement), (B) each board of directors of each subsidiary of the Company and
(C) each committee of each such board. Notwithstanding the foregoing, until such time as Purchaser's Designees are elected or appointed to the Board, the Company shall use its reasonable efforts to ensure that at least two of the members of the Board and such boards and committees as of the date hereof who are not employees of the Company shall remain members of the Board and such boards and committees.

     Following the election or appointment of Purchaser's designees and until the Effective Time, the approval of a majority of the directors of the Company then in office who were not designated by Purchaser (the "Continuing Directors") shall be required to authorize any termination of the Merger Agreement by the Company, any amendment of the Merger Agreement requiring action by the Board, and any waiver of compliance with any of the agreements or conditions contained therein for the benefit of the Company.
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     Shareholders' Meeting.  Pursuant to the Merger Agreement, the Company will, if required by the FBCA in order to consummate the Merger, cause a meeting of its shareholders to be duly called and held as soon as reasonably practicable after (and with a record date after) the purchase of Shares pursuant to the Offer for the purpose of voting on the approval and adoption of the Merger Agreement and the Merger. The Merger Agreement provides that the Company will, in connection with such meeting, promptly file with the Commission will use its best efforts to have cleared by the Commission, and will mail to shareholders, a proxy statement in connection with a meeting of the Company's shareholders to vote upon the Merger Agreement and the transactions contemplated thereby. The proxy statement shall include the recommendation of the Board that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and are fair to, and in the best interests of, the shareholders of the Company, provided, that following receipt of an unsolicited bona fide written Superior Proposal (as defined below under the caption "Other Offers"), the Board may withdraw or modify its recommendation, but only to the extent that the Board shall have concluded in good faith on the basis of advice from outside counsel that such action is required in order to comply with its fiduciary duties to the shareholders of the Company. If Purchaser acquires at least a majority of the Shares, it will have sufficient voting power to approve the Merger, even if no other shareholder votes in favor of the Merger.

     Notwithstanding the foregoing, the Merger Agreement provides that in the event that Purchaser acquires at least 80% of the Shares, pursuant to the Offer or otherwise, the Company agrees, at the request of Parent and Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after such acquisition and the satisfaction or waiver of the conditions to the Merger, without a meeting of the shareholders of the Company.

     Dissenters' Rights. Notwithstanding any contrary provision of the Merger Agreement, Shares outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has demanded dissenters' rights for such Shares in accordance with the FBCA ("Dissenting Shares") shall not be converted into a right to receive the Merger Consideration, but such Dissenting Shares shall be converted into the right to receive such consideration as may be determined to be due to holders of Dissenting Shares pursuant to the FCBA, unless and until such holder fails to perfect or withdraws or otherwise loses such holder's right to dissenters' rights. If after the Effective Time, if such holder fails to perfect or withdraws or loses his right to dissenters' rights, such Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration. Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Parent, make any payment with respect to, or settle or offer to settle, any such demands. Notwithstanding the foregoing, if the Shares continue to be listed on NASDAQ as of the record date set for the shareholders of the Company to vote on the Merger or, if Purchaser and Parent own at least 80% of the outstanding Shares, at such time as the record date would have been set, the Company represents and warrants that no dissenters' rights, appraisal rights or similar rights will apply to the transactions contemplated by this Agreement. The Company shall not take any action prior to consummation of the Offer to delist the Shares from Nasdaq.

     Options. Each option to purchase Shares outstanding immediately prior to the Effective Time (collectively, "Options") shall, at or immediately prior to the Effective Time, be canceled and shall cease to exist, and each holder of any such Option, whether or not then vested or exercisable, shall be paid by the Company promptly after the Effective Time for each such Option an amount, subject to applicable withholding, determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the applicable exercise price of such Option as in effect immediately prior to the Effective Time by (ii) the number of Shares such holder could have purchased (assuming full vesting of all Options) had such holder exercised such Option in full immediately prior to the Effective Time.

     Warrants. Each outstanding warrant to purchase Shares (collectively, "Warrants") shall, from and after the Effective Time, be canceled by virtue of the consummation of the Merger and shall cease to exist, and each such Warrant shall be converted into the right to receive from the Company an amount, subject to applicable withholding, determined by multiplying (i) the excess, if any, of the Merger Consideration per Share over the applicable exercise price of such Warrant as in effect immediately prior to the Effective Time
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by (ii) the number of Shares such holder could have purchased had such holder exercised such Warrant in full immediately prior to the Effective Time.

     Severance. In the Merger Agreement, the Company has agreed that simultaneously with the deposit by Purchaser with the Depository of payment for all Shares, options and warrants, the Company will deposit with the Exchange Agent, funds sufficient to pay (or pay directly to the intended recipients thereof) certain severance payments to which the executive officers and directors of the Company shall become entitled pursuant to their employment agreements upon consummation of the Offer (to the extent such payments are due and payable immediately after giving effect to waivers of notice referred to in clause (ii) below upon a Change in Control as defined in such employment agreements). The payment of severance is conditioned upon each such executive officer or director (i) confirming in writing to Parent and Purchaser (in a form reasonably satisfactory to Parent and Purchaser that termination of such executive officer or director upon consummation of the Offer (whether by resignation or by notice of termination by the Company) shall constitute termination by the Company (and not by such executive officer or director) for purposes of any non-competition, non-solicitation or other restrictive covenants set forth in such executive officer's or director's employment agreement with the Company and that such covenants shall apply to such executive officer or director in accordance with the terms thereof from and after such termination
(ii) waiving any requirement under such employment agreement or otherwise that notice be given prior to such termination by the Company and (iii) execution of a general release in favor of the Company and its affiliates, releasing such Persons from any and all claims against them other than (A) claims for benefits and other rights to which such executive officer or director would be entitled under his employment agreement with the Company (B) claims relating to payment, in accordance with the Merger Agreement, of options, warrants or Shares beneficially owned by such executive officer or director and (C) claims for indemnification. From and after consummation of the Offer, Parent will cause the Company and the Surviving Corporation to pay as and when due for all other benefits to which such executive officers or directors are entitled in accordance with the terms of their employment agreements, subject to the continued compliance by such executive officers and directors with the provisions of such employment agreements.

     Conduct of Business Pending the Merger. In the Merger Agreement, the Company has agreed that, except as expressly required by the Merger Agreement or with the prior consent of Parent, from the date of the Merger Agreement until the Effective Time, the Company and its Subsidiaries will conduct their business in the ordinary course consistent with past practice and will use their best efforts to preserve intact their business organizations and relationships with third parties and to keep available the services of their present officers and employees. Without limiting the generality of the foregoing, from the date of the Merger Agreement until the Effective Time, without the prior written consent of Parent, the Company has agreed that it will not, and will cause its Subsidiaries not to:

          (a) adopt or propose any change in its articles of incorporation or bylaws;

          (b) except pursuant to existing agreements or arrangements disclosed to Parent and Purchaser in the schedules to the Merger Agreement:

             (i) acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof;

             (ii) sell, lease or otherwise dispose of a Subsidiary or assets or securities, in one transaction or a series of related transactions, with a book value in excess of $50,000 individually or $100,000 in the aggregate;

             (iii) make any investment, whether by purchase of stock or securities, contributions to capital or any property transfer, other than investments which mature in less than 30 days and are rated no lower than A2/P2;

             (iv) purchase for an amount in excess of $25,000 in the aggregate, any property or assets of any other individual or entity other than supplies or inventory purchased in the ordinary course consistent with past practice;

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             (v) waive, release, grant or transfer any rights of value material to the Company and the Subsidiaries taken as a whole;

             (vi) modify or change in any material respect (A) any existing license, lease, contract or other document material to the Company and the Subsidiaries, taken as a whole or (B) any existing contract or other document with any laboratory, physician, physician group, hospital or other healthcare provider;

             (vii) incur, assume or prepay an amount of long-term or short-term debt, including obligations in respect of capital leases;

             (viii) assume, guarantee, endorse (other than endorsements of negotiable instruments in the ordinary course of business) or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person (other than any Subsidiary);

             (ix) make any loans or advances to any other person or persons (other than any Subsidiary) in excess of $25,000 in the aggregate; or

             (x) excluding capital expenditures associated with dialysis facilities under development, make or commit to make any capital expenditures which, individually, is in excess of $10,000 or, in the aggregate (including any and all capital expenditures made from and after November 30, 1999), are in excess of $200,000; or

          (c) (i) split, combine or reclassify any shares of its capital stock,
     (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, other than cash dividends and distributions by a wholly-owned subsidiary of the Company to the Company or to another wholly-owned subsidiary of the Company, (iii) issue, sell, deliver, grant, pledge or encumber any shares of its capital stock or securities convertible into or exchangeable or exercisable for, any shares of its capital stock or the capital stock of any of its Subsidiaries (other than the issuance of Shares upon the exercise of issued and outstanding Options or Warrants), (iv) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any of its securities or any securities of its Subsidiaries, or (v) amend any term of any outstanding security of the Company or any of its Subsidiaries;

          (d) adopt or amend any benefit plan or any similar plan or arrangement for the benefit and welfare of any director, officer or employee, or (except for normal increases in the ordinary course of business that are consistent with past practices and that, in the aggregate, do not result in a material increase in benefits or compensation expense to the Company) increase in any manner the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any Benefit Plan or other existing plan or arrangement (including, without limitation, the granting of stock options, stock appreciation rights, phantom stock rights or any similar rights, the removal of existing restrictions in any benefit plans or agreements or the acceleration of the vesting or exercisability of any options to acquire capital stock of the Company or any of its Subsidiaries);

          (e) except as set forth in a Schedule to the Merger Agreement, revalue in any material respect any of its assets, including, without limitation, writing down the value of inventory in any material manner or writing off of notes or accounts receivable in any material manner;

          (f) pay, discharge or satisfy any material claims, liabilities or obligations (whether absolute, accrued, asserted or unasserted, contingent or otherwise) other than the payment, discharge or satisfaction in the ordinary course of business, consistent with past practices, of liabilities reflected or reserved against in the consolidated financial statements of the Company or incurred since the most recent date thereof pursuant to an agreement or transaction described in the Merger Agreement (including the schedules hereto) or incurred in the ordinary course of business, consistent with past practices;

          (g) make or change any tax election, change any annual tax accounting period, adopt or change any method of tax accounting, file any amended tax return, enter into any closing agreement, settle any tax claim or assessment, surrender any right to claim a tax refund, consent to the extension or waiver of the limitations period applicable to any tax claim or assessment, surrender any right to claim a tax refund, or take or omit to take any other action if such action or omission would have the effect of materially increasing the tax liability of the Company or any of its Subsidiaries;

          (h) take any action other than in the ordinary course of business and consistent with past practices with respect to accounting policies or procedures other than any change in accounting policies (that is not material to the Company and its Subsidiaries taken as a whole) that is required by regulations of the Commission;

          (i) sell, transfer, mortgage, pledge, grant any security interest in, or permit the imposition of any lien on, any asset or property of the Company or any Subsidiary with a book value in excess of $50,000 individually or $100,000 in the aggregate, including, without limitation, any real property owned by the Company or any of its Subsidiaries other than in the ordinary course of business consistent with past practice;

          (j) fail to maintain all insurance policies of the Company and its Subsidiaries in full force and effect or fail to renew or replace with equivalent coverage any such insurance policy which has expired;

          (k) fail to operate, maintain, repair or otherwise preserve the real property leased by the Company and its Subsidiaries substantially in accordance with current practice and within the capital expenditure budget of the Company previously disclosed to Parent and Purchaser;

          (l) fail to comply with all applicable filing, payment and withholding obligations under all applicable federal, state, local and foreign tax laws or settle or compromise any material income tax liability;

          (m) agree or commit to do any of the foregoing; or

          (n) take or agree or commit to take any action that would make any representation and warranty of the Company hereunder inaccurate in any respect at, or as of any time prior to, the Effective Time.

     Other Offers. The Merger Agreement provides that neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants or other representatives or advisors (collectively, "Representatives") to (i) directly or indirectly solicit, initiate or take any action designed to facilitate the submission of inquiries, proposals or offers which constitute or would reasonably be expected to lead to (A) any acquisition or purchase of 10% or more of the consolidated assets of the Company and its Subsidiaries or any equity securities of the Company or any of its Subsidiaries,
(B) any tender offer (including a self tender offer) or exchange offer other than the Offer, that if consummated would result in any third party beneficially owning any equity securities of the Company or any of its Subsidiaries, (C) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement, or (D) any other transaction the consummation of which would reasonably be expected to interfere with in a material way, prevent or materially delay the Offer or the Merger or which would reasonably be expected to materially dilute the benefits to Parent and Purchaser of the transactions contemplated hereby (collectively, "Acquisition Proposals"), (ii) agree to, endorse or recommend to its shareholders any Acquisition Proposal, (iii) enter into or participate in any discussions or negotiations regarding any of the foregoing, or furnish to any third party any information with respect to its business, properties or assets or any of the foregoing, or otherwise cooperate in any way with, or knowingly assist or participate in, facilitate or encourage, any effort or attempt by any third party (other than Parent and Purchaser) to do or seek any of the foregoing, or (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries; provided, however, that the foregoing shall not prohibit the Company (either directly or indirectly through advisors, agents or other intermediaries) from (W) furnishing information concerning the Company and its businesses, properties or assets to a third party who has made an unsolicited bona fide written Superior

Proposal (as defined below), pursuant to an appropriate confidentiality letter (which letter shall not be less favorable to the Company than the Company Confidentiality Letter), (X) engaging in discussions or negotiations with such a third party who has made an unsolicited bona fide written Superior Proposal, (Y) following receipt of an unsolicited bona fide written Superior Proposal, taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act or otherwise making disclosure to its shareholders and/or
(Z) following receipt of an unsolicited bona fide written Superior Proposal, failing to make or withdrawing or modifying its recommendation to the shareholders that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and are fair to, and in the best interests of, the shareholders of the Company, but in each case referred to in the foregoing clauses (W) through (Z) only to the extent that the Board shall have concluded in good faith on the basis of advice from outside counsel that such action by the Board is required in order to comply with the fiduciary duties of the Board to the shareholders of the Company under applicable law; provided, further, that (1) the Board and th e Company shall not take any of the foregoing actions referred to in clauses (W) through (Y) until after reasonable notice has been given to Parent and Purchaser with respect to such action, (2) the Board and the Company shall not take any of the actions referred to in clause (Z) unless (i) a Superior Proposal has been made and has not been withdrawn, (ii) the Company provides Parent and Purchaser with at least 48 hours prior notice of any meeting of the Board at which such Board is expected to consider such Superior Proposal, and (iii) the Board does not withdraw, amend or modify its unanimous recommendation in favor of the Offer or the Merger for at least 72 hours after the Company provides Parent and Purchaser with the name of the person making such Superior Proposal and a copy of such Superior Proposal and (3) the Board shall continue to advise Parent and Purchaser as to the status of any negotiations or discussions relating to any Acquisition Proposal after taking such action. The term "Superior Proposal" means a bona fide proposal made by a third party to acquire the Company pursuant to a tender or an exchange offer for not less than a majority of the shares of capital stock of the Company, a merger or the acquisition of all or substantially all of the Company's assets that, in any case, the Board determines in its good faith judgment (based on the advice of its financial advisor) to be more favorable (including with respect to price) to the holders of Shares than the Merger; provided, however, that any such proposal shall not be deemed to be a "Superior Proposal" unless any financing required to consummate the transactions contemplated by such proposal is either (i) in the possession of such third party at the time such proposal is made, or (ii) committed on terms no less favorable than those set forth in the Commitment Letter.

     Board of Directors; Officers. The Merger Agreement provides that, promptly upon the deposit with the Depositary of payment by Purchaser of all Shares validly tendered and not withdrawn, as well as all options and Warrants and the severance payments to executive officers and directors, Purchaser shall be entitled to designate members of the Board, as further described above under the caption "The Company's Board of Directors." After the time that Purchaser's designees are elected to the Board and until the Effective Time, any amendment or termination of the Merger Agreement and any exercise or waiver of the Company's rights under the Merger Agreement shall also require the approval of a majority of the Continuing Directors.

     Under the Merger Agreement, the directors of Purchaser at the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Purchaser at the Effective Time will be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

     Access to Information. From the date of the Merger Agreement until the Effective Time, the Company will give Parent, Purchaser, their counsel, financial advisors, accountants, auditors and other authorized representatives full access to the offices, dialysis clinics, properties, books and records of the Company and its Subsidiaries, will furnish to Parent, Purchaser, their counsel, financial advisors, accountants, auditors and other authorized representatives such financial, tax and operating data and other information as such persons may reasonably request and will instruct the Company's employees, counsel and financial advisors to cooperate with Parent and Purchaser in their investigation of the business of the Company and its Subsidiaries including, without limitation, in connection with Parent's and Purchaser's obtaining title reports, surveys, environmental reports and similar reports or studies with respect to properties owned or leased by the Company and its Subsidiaries, and will exercise all reasonable efforts to obtain from landlords such estoppel certificates as Parent and Purchaser may request; provided, however, that no such investigation shall affect any representation or warranty given by the Company to Parent or Purchaser under the Merger Agreement.

     Director and Officer Indemnification. For six years after the Effective Time, Parent will cause the Surviving Corporation to (i) indemnify and hold harmless the present and former officers and directors of the Company in respect of acts or omissions occurring prior to the Effective Time (including, without limitation, matters related to the transactions contemplated by the Merger Agreement), (ii) advance expenses in respect of such indemnification and (iii) retain limitations on personal liability of directors for monetary damages, in each case, to the fullest extent provided under the Company's articles of incorporation and bylaws in effect on the date hereof; provided, however, that such indemnification shall be subject to any limitation imposed from time to time under applicable law. For six years after the Effective Time, Parent will cause the Surviving Corporation to use its best efforts to provide officers' and directors' liability insurance in respect of acts or omissions occurring prior to and including the Effective Time covering each such person currently covered by the Company's officers' and directors' liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date hereof, providedthat in satisfying its obligation under this Section, Parent shall not be obligated to cause the Surviving Corporation to pay premiums in excess of 150% of the amount per annum the Company paid in its last full fiscal year (the "Maximum Premium"), which amount has been disclosed to Parent; provided that if the premium exceeds the Maximum Premium, the officers and directors covered by such insurance policy shall have the opportunity, upon 30 days notice from the Surviving Corporation prior to renewal of any such policy, to pay the difference between the Maximum Premium and the actual premium.

     Representations and Warranties. The Merger Agreement contains customary representations and warranties with respect to the Company, including, without limitation, (i) the Company's organization, authority and capitalization, (ii) that the Board has approved the Merger Agreement and the transactions contemplated thereby, (iii) noncontravention, (iv) Subsidiaries, (v) material liabilities, (vi) compliance with laws, (vii) finder's fees, (viii) the inapplicability of certain restrictions, (ix) insider interests, (x) required consents, approvals and governmental filings, (xi) the accuracy of the Company's documents and reports filed with the Commission, the Company's financial statements and information provided to Parent and Purchaser, (xii) the absence of certain changes, (xiii) the absence of certain litigation, (xiv) the Company's employee benefit plans and other employment matters, (xv) title to property, (xvi) tax matters, (xvii) environmental matters, (xviii) intellectual property matters, (xix) insurance matters, (xx) business relationships and restrictive agreements, (xxi) material contracts and (xxii) Year 2000 compliance. The Merger Agreement also includes representations and warranties with respect to (i) cash and cash equivalents, (ii) indebtedness and capitalized lease obligations, (iii) due to third party obligations, (iv) inventory , (v) fees and expenses and (vii) amending the Company's rights agreement.

     In the Merger Agreement, Parent and Purchaser have made customary representations and warranties, including, without limitation, relating to (i) their respective corporate organization, (ii) their authority to execute, deliver and perform the Merger Agreement, (iii) required consents, approvals and governmental filings, (iv) accuracy of information provided to the Company and of documents filed with the Commission in connection with the Offer, (v) absence of certain litigation, (vi) financing, (vii) ownership of shares and (viii) non-contravention.

     Termination. The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of the Merger Agreement by the shareholders of the Company):

          (i) by mutual written consent of the Company and Parent;

          (ii) by either the Company or Parent, if (A) the Offer has not been consummated by the date that is 90 days after the commencement of the Offer, (B) Parent terminates the Offer in accordance with its terms without purchasing any Shares pursuant to the Offer or (C) there shall be any law or regulation of any governmental authority that makes consummation of the Merger illegal or otherwise prohibited or if any judgment, injunction, order or decree enjoining Parent or the Company from consummating the Merger is entered and such judgment, injunction, order or decree shall become final and nonappealable;

     provided that the right to terminate the Merger Agreement pursuant to this Section shall not be available to any party whose failure to fulfill any of its obligations under the Merger Agreement results in such failure to consummate the Offer or the Merger, as the case may be;

          (iii) by Parent, if the Board shall have (A) withdrawn or materially modified its recommendation contained in this Schedule 14D-9 or its recommendation to the shareholders that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the shareholders of the Company, in a manner adverse to Parent, (B) failed to make or reconfirm either of such recommendations within two business days after a written request to do so from Parent, (C) approved or recommended any Superior Proposal or (D) shall have resolved to do any of the foregoing; or

          (iv) by the Company, if the Board shall have withdrawn or materially modified its recommendation contained in this Schedule 14D-9 or its recommendation to the shareholders that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, the shareholders of the Company, if there exists at such time a written Acquisition Proposal that constitutes a Superior Proposal, provided that the right to terminate the Merger Agreement pursuant to this Section shall not be available to the Company if it has breached in any material respect any of its covenants and agreements set forth in the Merger Agreement.

     In the event of the termination of the Merger Agreement, the Merger Agreement shall, except as set forth therein, become void and have no effect, without any liability on the part of any party thereto, except that termination of the Merger Agreement shall be without prejudice to any rights any party may have thereunder against any other party for wilful breach of the Merger Agreement.

     Termination Fee. If a Payment Event (as defined below) occurs, the Company shall pay to Parent concurrently with such Payment Event a fee of $2,000,000. "Payment Event" means (A) the termination of the Merger Agreement by Parent pursuant to Section (iii) under the caption "Termination" above, (B) the termination of the Merger Agreement by the Company pursuant to Section (iv) under the caption "Termination" above; (C) the termination of the Merger Agreement by Parent pursuant to Section (ii) under the caption "Termination" above as a result of a material breach by the Company of any representation, warranty, covenant or agreement set forth in the Merger Agreement; or (D) the occurrence of any of the following events within 12 months of the termination of the Merger Agreement pursuant to Section (ii) under the caption "Termination" above, whereby shareholders of the Company receive, pursuant to such event, cash, securities or other consideration having an aggregate value, when taken together with the value of any securities of the Company or its Subsidiaries otherwise held by the shareholders of the Company after such event, in excess of $10.00 per Share: the Company is acquired by merger or otherwise by a third party; a third party acquires more than 50% of the total assets of the Company and its Subsidiaries, taken as a whole; a third party acquires more than 50% of the outstanding Shares; or the Company adopts a plan of liquidation, recapitalization or share repurchase relating to more than 50% of the outstanding Shares or an extraordinary dividend relating to more than 50% of the outstanding Shares or 50% of the assets of the Company and its Subsidiaries, taken as a whole.

     Liquidated Damages. In the event that (i) the Minimum Condition and all other conditions to the Offer set forth below under the caption "Conditions to the Offer" are satisfied, other than the condition set forth in paragraph (ix) under the caption "Conditions to the Offer" providing that the Lenders shall have provided the Required Amounts in accordance with the Commitment Letter,
(ii) the failure of the lenders to provide the Required Amounts (as defined in the Merger Agreement) is due solely to the failure of one or more of the Buyer's Risk Conditions (as defined below) to be satisfied in accordance with the terms thereof set forth in the Commitment Letter and (iii) the Merger Agreement is terminated pursuant to Section (ii)(A) or (ii)(B) under the caption "Termination" above by Parent or the Company prior to consummation of the Offer as a result of such condition in paragraph (ix) under the caption "Conditions to the Offer" not having been satisfied, then, Parent shall pay to the Company $2,000,000, as liquidated damages (the "Liquidated Damages") promptly upon such termination of the Merger Agreement. In such event, payment of the Liquidated Damages shall be the Company's sole and exclusive remedy and the Company shall have no other remedy under the Merger Agreement or otherwise, whether for breach of contract, in tort or otherwise resulting or arising from the Merger Agreement or the transactions contemplated hereby.

     Amendments. Any provision of the Merger Agreement may be amended or waived prior to the Effective Time if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Purchaser or, in the case of a waiver, by the party against whom the waiver is to be effective, provided that after the adoption of the Merger Agreement by the shareholders of the Company, no such amendment or waiver shall, without the further approval of such shareholders, alter or change (i) the amount or kind of consideration to be received in exchange for any shares of capital stock of the Company, (ii) any term of the articles of incorporation of the Surviving Corporation or (iii) any of the terms or conditions of the Merger Agreement if such alteration or change would adversely affect the holders of any shares of capital stock of the Company.

     Conditions to the Offer. Notwithstanding any other provision of the Merger Agreement or the Offer, Purchaser shall not be required to accept for payment, purchase or pay for any Shares tendered pursuant to the Offer, may postpone the acceptance for payment of and payment for any tendered Shares, and may terminate or, subject to the terms of the Merger Agreement, amend the Offer, if

          (a) the Minimum Condition is not satisfied;

          (b) any waiting periods applicable to the Offer and the Merger and the transactions contemplated by the Merger Agreement pursuant to the HSR Act shall not have expired or been terminated;

          (c) on or after the date of the Merger Agreement and prior to or at the time of acceptance for payment of any such Shares in the Offer (whether or not any Shares have theretofore been accepted for payment or paid for pursuant to the Offer) any of the following conditions shall exist (each of paragraphs (i) through (ix) providing a separate and independent condition to Parent's and Merger Sub's obligations pursuant to the Offer):

             (i) there shall be instituted or pending any action or proceeding by any Governmental Authority or by any other person, domestic or foreign, before any court or Governmental Authority (A) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by Purchaser or the consummation by the Company, Parent or Purchaser of the Merger, or seeking to obtain material damages or imposing any material adverse conditions in connection therewith, (B) seeking to restrain or prohibit the Company's, Parent's or Purchaser's ownership or operation (or that of their respective subsidiaries or affiliates) of all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or of Parent and its subsidiaries, including, without limitation, Purchaser, taken as a whole, or to compel the Company, Parent or any of their subsidiaries or affiliates, including, without limitation, Purchaser, to dispose of or hold separate all or any material portion of the business or assets of the Company and the Subsidiaries, taken as a whole, or of Parent and its subsidiaries, including, without limitation, Purchaser, taken as a whole, (C) seeking to impose or confer limitations on the ability of Parent or any of its subsidiaries or affiliates, including, without limitation, Purchaser, effectively to exercise full rights of ownership of the Shares, including, without limitation, the right to vote any Shares acquired or owned by Parent or any of its subsidiaries or affiliates, including, without limitation, Purchaser, on all matters properly presented to the Company's shareholders, (D) seeking to require divestiture by Parent or any of its subsidiaries or affiliates, including, without limitation, Purchaser, of any Shares, or (E) that otherwise would reasonably be expected to materially adversely affect the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company and the Subsidiaries, or Parent and its subsidiaries, including, without limitation, Purchaser, in each case taken as a whole; or

             (ii) there shall be any action taken, or any statute, rule, regulation, judgment, injunction, order or decree proposed, enacted, enforced, promulgated, issued or deemed applicable to the Offer or the Merger, by any court or Governmental Authority other than the application of the waiting period provisions of the HSR Act to the Offer or the Merger, that is likely, directly or indirectly, to result in any of the consequences referred to in clauses (A) through (E) of paragraph (i) above; or

             (iii) any change or worsening of any existing condition shall have occurred in the business, assets, liabilities, condition (financial or otherwise), results of operations or prospects of the Company and the Subsidiaries taken as a whole that is or is likely to have a material adverse effect; or

             (iv) the Company shall have breached or failed to perform in any material respect any of its covenants or agreements under the Merger Agreement; or

             (v) (A) the representations and warranties of the Company relating to cash and cash equivalents and indebtedness and capitalized lease obligations or, any of the representations and warranties of the Company set forth in the Merger Agreement qualified by materiality or material adverse effect, shall not be true in any respect, or (B) any of the other representations and warranties set forth in the Merger Agreement shall not be true in any material respect, in the case of either clause
        (A) or (B), when the applicable representation or warranty is made or at any time prior to consummation of the Offer as if made at and as of such time; or

             (vi) the Merger Agreement shall have been terminated in accordance with its terms; or

             (vii) the Board shall have withdrawn or modified in a manner adverse to Parent or Purchaser (including by amendment of this Schedule 14D-9) its approval or recommendation of the Offer or the Merger, or failed to make or reconfirm its recommendation within two business days after a written request to do so from Parent or Purchaser, or shall have approved or recommended any other tender or exchange offer or other Acquisition Proposal; or

             (viii) there shall have occurred (1) any general suspension of trading in, or limitation on prices for, securities on the New York Stock Exchange, Inc., any other national securities exchange or NASDAQ or any decline in either the Dow Jones Industrial Average or the Standard & Poor's Index of 500 Industrial Companies by an amount in excess of 20% measured from the close of business on the date of the Merger Agreement, (2) the declaration of a banking moratorium or any mandatory suspension of payments in respect of banks in the United States (3) the commencement of or escalation of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States, or (4) in the case of any of the foregoing existing on the date of the Merger Agreement, a material acceleration or worsening thereof; or

             (ix) the Required Amounts (as defined in the Merger Agreement) shall not have been made available to Parent and Purchaser in accordance with the terms and conditions of the Commitment Letter (as defined in the Merger Agreement); or

     The foregoing conditions are for the sole benefit of Parent and Merger Sub and may be asserted by Parent or Merger Sub regardless of the circumstances (including any action or omission by Parent or Merger Sub) giving rise to any such condition and may be waived by Merger Sub or Parent, in whole or in part in their sole discretion. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of such right with respect to any particular facts or circumstances shall not be deemed a waiver with respect to any other facts or circumstances, and each such right will be deemed an ongoing right which may be asserted at any time and from time to time which, in the reasonable judgment of Parent or Merger Sub in any such case, and regardless of the circumstances giving rise to any such condition (including any action or omission by Parent or Merger Sub), makes it inadvisable to proceed with such acceptance for payment, purchase or payment.

THE SHAREHOLDERS AGREEMENT

     In connection with the Merger Agreement, Purchaser and Parent have entered into the Shareholders Agreement, with the executive officers and directors of the Company pursuant to which each Shareholder has, among other things, (a) agreed to tender (and not withdraw unless the Merger Agreement is terminated in accordance with its terms) all Shares and all Shares issuable upon exercise of any Options or Warrants held by it ("Subject Shares") into the Offer, (b) granted to Purchaser an irrevocable option (the "Purchase Option") to purchase such Shareholder's Subject Shares at a price per Share equal to the Merger Consideration which Purchase Option may be exercised in whole but not in part at any time on or prior to the 30th day after termination of the Merger Agreement; provided, that, in the event that the Merger Agreement is terminated by Parent or the Company pursuant to Section (ii), (iii) or (iv) above under the caption "Termination" at any time after the Company has received an Acquisition Proposal from a third party (a "Competing Proposal"), the Purchase Option shall remain exercisable until such Competing Proposal shall have been withdrawn or any agreement with such third party with respect to such Competing Proposal shall have been terminated, (c) agreed to cause the Subject Shares to be voted in favor of the Merger during the term of the Merger Agreement and against any Acquisition Proposal during the term of the Shareholders Agreement, and (d) has irrevocably appointed Parent and any nominee thereof, its proxy, during the term of the Shareholders Agreement, to take such voting actions.

\If, after purchasing the Subject Shares pursuant to the Purchase Option, Purchaser has not acquired the remaining outstanding shares of Common Stock and Purchaser receives any cash or noncash consideration in respect of the Subject Shares in connection with a Third Party Business Combination (as defined below) during the period commencing on the date on which the Company purchases any Subject Shares pursuant to Option and ending on the first anniversary thereof, Purchaser shall promptly pay over to the Shareholders (pro rata, based on their holdings of Shares), as an addition to the Merger Consideration, one-half of the excess, if any, of (i) such consideration over (ii) the aggregate Merger Consideration paid for the Subject Shares which are sold by Purchaser pursuant to the Shareholders Agreement. The term "Third Party Business Combination" means the occurrence of any of the following events: (A) the Company, or more than 50% of the outstanding shares of the Company's capital stock, is acquired by merger or otherwise by any Third Party; or (B) a Third Party acquires all or substantially all of the total assets of the Company and its subsidiaries, taken as a whole; provided, however, that in no event will any transaction in which shares of the Company's capital stock or any of its assets are sold or transferred directly or indirectly in connection with or as a part of a sale or other transaction involving sale, merger or other similar transaction of Parent or any of its material assets or business constitute a Third Party Business Combination, and in no event will a sale of any division, line of business or similar unit of the Company and its subsidiaries constitute a Third Party Business Combination.

     In the event that the Company enters into a definitive agreement with a third party with respect to a Third Party Business Combination (i) intended to qualify as a "pooling of interests" for accounting purposes and (ii) pursuant to which holders of Common Stock would be entitled to receive at least $13.00 per share of Common Stock (a "Qualifying Third Party Business Combination"), then, Purchaser agrees that, prior to termination of the definitive agreement with respect to such Qualifying Third Party Business Combination, it shall not exercise the Purchase Option to the extent that the exercise of the Purchase Option by Purchaser would prevent such Qualifying Third Party Business Combination from qualifying as a "pooling of interests" for accounting purposes (or take any other action the sole purpose of which is to prevent consummation of such a "pooling of interests" transaction); provided, however, that each Shareholder that receives any cash or noncash consideration in respect of such Shareholder's Subject Shares in connection with a Qualifying Third Party Business Combination shall promptly pay over to Purchaser one-half of the excess of such consideration over the Merger Consideration.

     The Shareholders Agreement also prohibits each Shareholder from soliciting additional Acquisition Proposals from third parties on behalf of the Company from engaging in any discussions with third parties regarding any Acquisition Proposal.

     The Shareholders Agreement and all rights and obligations of the parties thereunder terminate immediately upon the earlier of (i) the date on which the Purchase Option is no longer exercisable or (ii) the Effective Time.

THE COMPANY CONFIDENTIALITY LETTER

     On November 15, 1999, Parent executed a confidentiality letter in favor of the Company (the "Company Confidentiality Letter"). Pursuant to the Company Confidentiality Letter, Parent has agreed, among other things, to keep confidential certain nonpublic confidential or proprietary information of the Company furnished to Parent and its representatives by or on behalf of the Company, including notes, analyses, compilations, studies, interpretations or other documents prepared by Parent and its representatives which contain, reflect or are based upon such information ("Evaluation Material"), and to use the Evaluation Material solely for the purpose of evaluating a possible transaction with the Company. Parent has further agreed to maintain the confidentiality of any discussions or negotiations with the Company and, upon request, to redeliver or destroy all the Evaluation Material. Parent also agreed that, without the prior written consent of the Company, Parent will not directly or indirectly enter into any agreement, arrangement or understanding or any discussions which might lead to an agreement, arrangement or understanding, with any other person regarding a possible transaction involving the Company for a period of three years from the date of the Company Confidentiality Letter. The Company Confidentiality Letter further provides that, for a period of three years from the date of the Company Confidentiality Letter, without the prior written consent of the Board, neither Parent nor any of its affiliates or representative, acting alone or as a part of a group, may acquire or offer to agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities (or beneficial ownership thereof) of the Company, or otherwise seek to influence or control, in any manner whatsoever, the management or policies of the Company. For a period of two years from the date of the Confidentiality Letter, neither Parent nor any of its affiliates will solicit to employ any of the current officers or employees or independent contractors (including medical directors) of the Company so long as they are employed by the Company, without obtaining the prior written consent of the Company.

THE PARENT CONFIDENTIALITY LETTER

     On December 21, 1999, the Company executed a confidentiality letter in favor of Parent (the "Parent Confidentiality Letter"). Pursuant to the Parent Confidentiality Letter, the Company has agreed, among other things, to keep confidential certain non-public confidential information of Parent ("Parent Evaluation Material") furnished to the Company and its representatives by or on behalf of Parent, and to use the Parent Evaluation Material solely for the purpose of evaluating a possible transaction with Parent. The Company has further agreed to maintain the confidentiality of any discussions or negotiations with Parent and, upon request, to redeliver back to Parent all of the Parent Evaluation Material.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

     (A) RECOMMENDATION OF THE BOARD OF DIRECTORS.

     The Board of Directors of the Company (the "Board") has unanimously approved the Merger Agreement, the Offer and the Merger and deemed them to be advisable, and has determined that the Offer and the Merger are fair to, and in the best interests of, the Company's shareholders, and unanimously recommends that the Company's shareholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's shareholders communicating the Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herein as Exhibits 4 and 5 herein, respectively and are incorporated herein by this reference.

     (B) BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION.

     In October 1998, Dr. Jerome Tannenbaum, current Chairman of the Board and Chief Executive Officer of the Parent telephoned Milton J. Wallace, Chairman of the Board of the Company and scheduled a meeting for November 18, 1998. On November 18, 1998, Mr. Wallace and Mr. Shea, President and Chief Executive Officer met with Dr. Tannenbaum, Dr. Jeffrey Hymes, a current director, President and Chief Medical Officer of Parent, Joseph Cashia, current Executive Vice President and Chief Operating Officer of Parent, Kenneth Kencel, a current director of Parent and Managing Director of Indosuez Capital ("Indosuez") and Mr. Harrison at the Palace Hotel in New York to discuss potential business opportunities between the

Company and Parent. At that meeting, Parent inquired whether the Company would be interested in selling to the Parent. Mr. Wallace advised Parent that he did not believe the Company's Board would consider a proposal for the purchase of the Company unless the offer was in the range of $10.00 to $14.00 per share.

     During the first week of January 1999, Mr. Shea and Mr. Harrison continued to discuss a potential transaction in a series of telephone conversations. In discussions, Mr. Shea and Mr. Harrison determined that the Company's asking price was significantly greater that the price that Parent was prepared to offer.

     During the last week of January 1999, Dr. Tannenbaum and Mr. Wallace had several telephone conversations about a potential transaction between the Company and the Parent. On February 10, 1999 while Mr. Wallace was in New York on other business, he met with Dr. Tannenbaum and continued to discuss the possibility of Parent acquiring the Company. At the end of March 1999, Dr. Tannenbaum contacted Mr. Wallace and they scheduled a meeting in Coral Gables, Florida. On April 7, 1999, Mr Wallace met with Dr. Tannenbaum at Mr. Wallace's home in Coral Gables, Florida. They continued to discuss the possibility of pursuing a friendly transaction between Parent and the Company.

     During the months of May and June 1999, Mr. Wallace had several conversations with Dr. Tannenbaum in which the parties discussed, in general terms, Parent's continuing interest in the Company.

     On May 25, 1999, Mr. Wallace and a representative of the Company's financial advisor, Prudential Vector Healthcare Group, a unit of Prudential Securities Incorporated ("Prudential"), met with Dr. Tannenbaum, Mr. Kencel and Steven Segal, a director of Parent, at the offices of Indosuez in New York. At the meeting, Parent proposed the possibility of acquiring the Company at the price of $6.00 per share and entering into shareholder "lock-up" agreements with the directors and certain executive officers of the Company. The Company declined to pursue a transaction at that price.

     In September 1999, management and the Board of the Company began to consider strategic alternatives to enhance shareholder value. The Board discussed various alternatives, including the possible sale of the Company. The Board instructed management to invite Prudential to make a presentation regarding a possible sale of the Company, as well as other potential opportunities which may be available to the Company. A Board meeting was scheduled for November 8, 1999.

     On November 4, 1999, Dr. Tannenbaum called Mr. Wallace to discuss the Parent's continuing interest in acquiring the Company. Mr. Wallace informed Dr. Tannenbaum that he would discuss Parent's continued interest in the Company with its Board at its next scheduled meeting. On November 8, 1999, the Board held a meeting. At that time, Prudential made a presentation as to the strategic alternatives available to the Company, including a possible sale. Mr. Wallace also informed the Board of Directors that he had recently received a renewed indication of interest from Dr. Tannenbaum on behalf of Parent to acquire the Company. The Board considered the presentation of Prudential, as well as the comments of management regarding the Company and the industry and authorized management of the Company and Prudential to pursue a sale of the Company. The Board also authorized Prudential and management to contact Parent and advise them of the Company's intent to proceed with a formal sale process and the Company's interest in discussing a transaction.

     During the second week of November, Prudential contacted Dr. Tannenbaum and advised Dr. Tannenbaum that the Company had engaged Prudential to represent it in a possible sale of the Company. Prudential stated that it was authorized to proceed with a formal process, but that the Company would be prepared to consider any offer that Parent had with regard to the acquisition of the Company prior to the time Prudential proceeded with such process.

     On November 12, 1999, Dr. Tannenbaum telephoned Mr.. Wallace to set up a meeting for the following week. On November 15, 1999, Dr. Tannenbaum and other Parent directors met with Mr. Wallace in Miami, Florida and the parties jointly decided to continue discussions regarding a transaction. On November 15, 1999, Parent executed the Company Confidentiality Agreement. The Company Confidentiality Agreement contained certain limitations on Parent's ability to pursue transactions involving the Company without the Company's consent. A copy of the Confidentiality Agreement is attached hereto as Exhibit 2 and is incorporated herein by this reference. Following the execution of the Confidentiality Agreement, the Company provided Parent with certain confidential information relating to the Company.

     On November 16, 1999, Leif Murphy, Executive Vice President and Chief Financial Officer of Parent, Mr. Cashia and other representatives of the Parent, as well as attorneys' from Baker, Donaldson, Bearman & Caldwell, counsel to Parent ("BDBC") met with Mr. Shea, Orestes L. Lugo, the Company's Senior Vice President/Chief Financial Officer and a representative of Prudential in Miami, Florida to conduct due diligence.

     On November 17, 1999, Dr. Tannenbaum telephoned Mr. Wallace in order to set up a meeting in Nashville, Tennessee, with the Company, the Parent's Board of Directors and representatives of Parent's lenders.

     On November 18, 1999, Philip McSween of BDBC sent a letter to Mr. Lugo detailing the Parent's request for additional due diligence materials with respect to the Company.

     Over the following week, the Company supplied Parent with additional information regarding the Company's operations. On November 18, 1999, Prudential advised Parent that the commencement of the formal sale process was emminent and invited Parent to make a specific proposal for the acquisition of the Company.

     On November 19, 1999, Parent delivered certain terms for discussion to Prudential which contained a proposal to acquire all of the outstanding shares of the Company's common stock for $10.00 per share. The term sheet was subject to several conditions, including Parent's requirement to obtain financing for the Offer. The term sheet was communicated to the Company on November 19, 1999. After reviewing the proposal with Prudential, Mr. Shea advised Prudential that there were several conditions set forth in the term sheet which were not acceptable to the Company and to communicate such objections to Parent.

     On December 2, 1999, Messrs. Shea and Lugo met with Edward Yun, a director of Parent, Dr. Tannenbaum, Dr. Hymes and Messrs. Harrison, Murphy, Cashia, Segal and Kencel and Parent's lenders in Nashville, Tennessee. During the course of the meeting, Messrs. Shea and Lugo gave a presentation to Parent's representatives regarding the Company's operations and financial condition.

     On December 3, 1999, Kaye, Scholer, Fierman, Hays & Handler, LLP, counsel to Parent ("KSFHH"), delivered a proposed agreement and plan of merger and a proposed shareholder lock-up agreement (the "Proposed Agreements") to Prudential and Wallace, Bauman, Legon, Fodiman & Shannon, P. A., counsel to the Company ("WBLFS"). WBLFS circulated drafts of the Proposed Agreements to the Company's management. Over the next several days, the Company's management discussed the Proposed Agreements with WBLFS, Prudential and Prudential's counsel. On December 6, 1999, WBLFS circulated it comments on the Proposed Agreements to the Company's management, Prudential and Prudential's counsel. After additional discussion, on December 8, 1999, WBLFS sent the Company's initial comments on the Proposed Agreements to KSFHH.

     On December 9, 1999, WBLFS received a supplemental letter from Christopher Kelly of BDBC requesting additional due diligence materials. On December 11, representatives of the Parent and Prudential had several telephone conversations to discuss significant issues with respect to the proposed transaction. On December 11, 1999, representatives of the Company, WBLFS, Prudential, Prudential's counsel, KSFHH and Parent participated in a telephone conference call to discuss the Proposed Agreements, the Company's comments and the initial responses from Parent. On December 13, 1999, Messrs. Shea, Lugo and Wallace, together with representatives of WBLFS, Prudential and Prudential's counsel met with Dr. Tannenbaum, and Messrs. Yun, Segal, Kencel, Murphy and Cashia and representatives of KSFHH and BDBC at the offices of WBLFS to discuss the Proposed Agreements.

     Over the next several days, Messrs. Shea and Lugo and WBLFS had several telephone calls with Dr. Tannenbaum, Messrs. Cashia and Murphy and KSFHH to discuss the Proposed Agreements. Thereafter, on December 16, 1999, KSFHH delivered revised versions of the Proposed Agreements to WBLFS. WBLFS circulated the revised drafts to the Company's management and Prudential. On December 18, 1999, Messrs Shea and Lugo of the Company, WBLFS, and Prudential held several telephone conversations with Messrs. Yun, Segal, Kencel, Cashia and Murphy and KSFHH in order to finalize certain terms of the

Proposed Agreements. On December 18, 1999, WBLFS delivered a markup of the Proposed Agreements to KSFHH.

     During the period from December 16, 1999 through December 27, 1999, the parties continued to negotiate the terms of the Proposed Agreements and the Parent and its representatives completed their due diligence inquiry with respect to the Company. Throughout November and December 1999, management discussed the Proposed Agreement and the transaction informally with the Company's Board. On December 27, 1999, Parent submitted final drafts of the Proposed Agreements and the Company scheduled a Board of Directors meeting to discuss the Proposed Agreements, the Offer and the Merger.

     On December 27, 1999, the Board met to consider Parent's $10.00 per Share cash offer, the Proposed Agreements, the transactions contemplated thereby and available alternatives. At the meeting counsel advised the Board of its fiduciary obligations and explained in detail the provisions of the Proposed Agreements. Following counsel's presentation, Prudential made a presentation to the Board regarding the Offer and delivered its opinion to the Board to the effect that, as of the date of the opinion, the proposed consideration to be received by the shareholders of the Company pursuant to the Offer was fair to such shareholders from a financial point of view. The Company's Board unanimously approved the Proposed Agreements and the contemplated transaction.

     Following the Board meeting, early in the morning of December 28, 1999, the Company, Purchaser and Parent signed the Merger Agreement. The transaction was announced prior to the opening of the Nasdaq National Market on December 28, 1999. Concurrently with the execution of the Merger Agreement, each of the Company's directors and executive officers executed a Shareholder Agreement with the Purchaser and Parent.

REASONS FOR THE BOARD'S CONCLUSIONS.

     In making its determination and recommendation to the Company's stockholders with respect to the Offer, the Board of Directors considered a number of factors. Such factors included, without limitation, the following:

          (a) The Board's familiarity with, and information provided by management, as to the financial condition, results of operations, business, management, and prospects of the Company, as well as the risks in achieving those prospects and objectives in the Company's industry, the nature of the industry and the Company's position in its industry;

          (b) The presentation by Prudential at the December 27, 1999 Board meeting and the written opinion of Prudential that, as of that date, the consideration to be received by the holders of the Shares was fair to such holders from a financial point of view. The full text of the written opinion of Prudential, dated December 27, 1999, which sets forth the limitations on review undertaken, assumptions made and matters considered, is attached hereto as Exhibit 6 and is incorporated by reference. The opinion of Prudential referred to herein does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer. All shareholders are urged to, and should, read the opinion of Prudential carefully in its entirety.

          (c) The terms and conditions of the Merger Agreement, including (A) the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration and (B) the fact that the Offer is subject to a minimum tender condition providing that at least a majority of the outstanding Shares on a fully diluted basis be tendered, which minimum tender condition cannot be waived by Purchaser or Parent without the Company's consent;

          (d) The advice of counsel concerning certain antitrust issues relating to the Offer and the Merger;

          (e) The relationship of the price to be received by the shareholders in the Offer and the Merger to current and historical market prices for the Shares. The Board concluded that, based on the past performance of the price of the Shares, the competitive nature of the industry, the near-term growth and profitability potential of the Company and the uncertainty of future health care reform legislation, it was uncertain that a price of $10.00 per Share would be achieved in the near future and that the Offer was thus an attractive opportunity for the shareholders;

          (f) The fact that the Merger Agreement allows the Company, in the exercise of the fiduciary duties of the Board on the basis of advice of counsel, to respond to unsolicited inquiries or expressions of interest by participating in discussions with, or providing information to, third parties in connection with an acquisition proposal which is a Superior Proposal and the fact that the Merger Agreement further provides that the Board may, in the exercise of its fiduciary duties on the basis of advice of counsel, withdraw or amend its recommendation, accept a Superior Proposal and may terminate the Merger Agreement and pay a termination fee of $2,000,000;

          (g) The fact that if Parent or Purchaser terminates the Merger Agreement pursuant to its terms because of a withdrawal or amendment of the Board's recommendation of the transactions contemplated by the Merger Agreement, the Company will only be liable for $2.0 million; and

          (h) The likelihood that the transaction would be consummated, including the conditions to the Offer, the strength of the financing available to the Parent and Purchaser, and the fact that, if the Parent is unable to consummate the financing as a result of actions or omissions within its reasonable control, Parent will pay to the Company $2.0 million as liquidated damages; and

          (i) A consideration of alternatives to the sale of the Company to the Parent and Purchaser, including without limitation, continuing to operate the Company as a public company and not engaging in any extraordinary transaction.

     The foregoing discussion addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify, or otherwise assign relative weights to the specific factors considered in reaching its determination. The determination to recommend that shareholders accept the Offer was made after consideration of all of the factors taken as a whole. Individual members of the Board may have given different weights to different factors.

ITEM 5. PERSONS, RETAINED, EMPLOYED OR TO BE COMPENSATED

     Prudential is acting as financial advisor to the Company in connection with the Offer and other matters arising in connection therewith. Pursuant to an engagement letter dated November 19, 1997, as amended (the "Engagement Letter"), the Company retained Vector Securities International, Inc., the predecessor to Prudential Vector Healthcare Group, as its financial advisor with respect to acquisitions, divestitures or other strategic alternatives related to the Company. The Engagement Letter provided that the Company pay to Prudential a fee equal to the sum of 5.0% of the first $20 million, 4.0% of the next $10 million, 3.0% of the next $10 million; 2.0% of the next $10 million and 1.0% of the balance of the consideration received by the shareholders of the Company in the Offer and Merger, subject to the consummation thereof. For purposes of the foregoing, the Engagement Letter defines consideration as including, among other things, cash received by shareholders from, and indebtedness that is repaid or is assumed by, a purchaser of the Company. The Company also agreed to pay to Prudential the sum of $350,000 in connection with the rendering of the fairness opinion referred to in Item 4 and filed as Exhibit 6 hereto. The fee for the fairness opinion will be credited against the fees otherwise payable to Prudential. In addition, the Company has agreed to reimburse Prudential for its reasonable out-of-pocket expenses (other than legal expenses associated with this transaction not specifically related to the issuance of the fairness opinion) and to indemnify Prudential against certain liabilities.

     In the ordinary course of business, Prudential and its affiliates may actively trade or hold the Company's Shares for its own account or for the account of its customers and accordingly, may at any time hold a long or short position in such Shares. Vector Securities International, Inc. served as the Company's managing underwriter in its initial public offering in October 1997.

     Except as otherwise described herein, neither the Company nor any person acting on its behalf has, or currently intends to, employ, retain or compensate any person to make solicitations or recommendations to the holders of Shares with respect to the Offer or the Merger

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the best of the Company's knowledge, no transactions in Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

     (b) Each director and executive officer of the Company has entered into a Shareholders' Agreement with the Purchaser whereby they have each agreed to tender pursuant to the Offer all Shares owned of record by them. The form of the Shareholders' Agreement is attached hereto as Exhibit 8.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY

     (a) Other than as set forth in Items 3, 4 or 6 of this Schedule 14D-9, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) Other than as set forth in Items 3, 4 or 6 of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or a signed contract in response to the Offer which relate to and would result in one or more of the matters referred to in Item 7(a) of this Schedule 14D-9

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED

     (a) In connection with the execution of the Merger Agreement, the Company's Board of Directors authorized an amendment (the "Rights Amendment") to the Rights Agreement. The Rights Amendment prevents Parent and Purchaser from becoming an Acquiring Person or an Adverse Person (each as defined in the Rights Agreement) so long as the Merger Agreement has not been terminated and prevents a Stock Acquisition Date or Distribution Date (each as defined in the Rights Agreement) from occurring, in each case as a result of the Offer or other transactions contemplated by the Merger Agreement. A copy of the Rights Amendment is filed as Exhibit 7 hereto and is incorporated herein by reference.

     (b) As a Florida corporation, the Company is subject to Sections 607.0901 and 607.0902 of the Florida Business Corporations Act ("Florida Law"). Section
607.0901 of the Florida Law provides that certain "business combinations" (defined to include mergers and consolidations) require the approval of the holders of at least two-thirds of the voting shares of the corporation, other than shares owned by an "interested shareholder," in order to effect such business combination. An "interested shareholder" is defined as a beneficial owner of 10% or more of the outstanding voting securities of the corporation. Such two-thirds majority approval is not required where the business combination is approved by a majority of the disinterested directors of the corporation.

     Section 607.0902 of the Florida Law, the Control Share Statute, provides that acquisitions of "control shares" of certain corporations, with certain exceptions, have no voting rights unless such rights are granted pursuant to a vote of the holders of a majority of the corporation's voting securities (excluding all interested shares). The Control Share Statute is triggered by acquisitions that, when added to all other shares which a person owns or has the power to vote, would give that person certain thresholds of voting power, beginning at 20% of the voting power of the corporation. The Control Share Statute does not apply to limit the exercise of voting power in a control share acquisition if the board of directors of the corporation approve the acquisition of the control shares prior to such acquisition.

     In accordance with the Merger Agreement and Sections 607.0901 and 607.0902, at its meeting on December 28, 1999, the Board unanimously approved the Offer and the Merger and determined to make the restrictions of Sections 607.0901 and 607.0902 inapplicable to the Offer, the Merger and any purchases of Shares by Purchaser following the acquisition of Shares pursuant to the Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1  --   Agreement and Plan of Merger, dated December 28, 1999 among
                National Nephrology Associates, Inc., a Delaware
                corporation, RC Acquisition Corp., a Florida corporation and
                Renex Corp., a Florida corporation.
Exhibit 2  --   Confidentiality letter dated November 15, 1999 between
                National Nephrology Associates, Inc,. and Renex Corp.
Exhibit 3  --   Confidentiality letter dated December 21, 1999 between
                National Nephrology Associates, Inc,. and Renex Corp.
Exhibit 4  --   Form of Letter to Shareholders of Renex Corp. dated December
                30, 1999
Exhibit 5  --   Form of Press Release issued by Renex Corp. and National
                Nephrology Associates, Inc. on December 28, 1999
Exhibit 6  --   Opinion of Prudential Securities, Incorporated dated
                December 27, 1999
Exhibit 7  --   Amendment dated as of December 28, 1999 to the Rights
                Agreement, between Renex Corp, and Continental Stock
                transfer and Trust Company, as Rights Agent
Exhibit 8  --   Shareholders Agreement between each of the Company's
                executive officers and directors and National Nephrology
                Associates, Inc., a Delaware corporation and RC Acquisition
                Corp., a Florida corporation

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          RENEX CORP., a Florida corporation

                                          By:       /s/ JAMES P. SHEA
                                            ------------------------------------
                                                       James P. Shea
                                               President and Chief Executive
                                                           Officer

                                                                         ANNEX I

                                  RENEX CORP.
                         201 ALHAMBRA CIRCLE, SUITE 800
                          CORAL GABLES, FLORIDA 33134

                       ---------------------------------

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

                       ---------------------------------

     This Information Statement is being mailed on or about December   , 1999 as
part of the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to the holders of record of the Shares at the close of business on December 29, 1999. You are receiving this Information Statement in connection with the possible election of persons designated by the Purchaser to a majority of the seats on the Board of Directors of the Company (the "Board"). The Merger Agreement requires the Company, at the request of the Purchaser, to take all action necessary to cause the Purchaser's designees (the "Purchaser Designees") to be elected to the Board under the circumstances described therein. This Information Statement is required by Section 14(f) of the Exchange Act and Rule l4f-1 thereunder. See "Board of Directors -- Right to Designate Directors; The Purchaser Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Pursuant to the Merger Agreement, the Purchaser commenced the Offer on December 30, 1999. The Offer is scheduled to expire at 12:00 midnight on January 28, 2000, New York City time unless otherwise extended, at which time, if all conditions of the Offer have been satisfied or waived, the Purchaser has informed the Company that it intends to purchase all Shares validly tendered pursuant to the Offer and not withdrawn.

     The information contained in this Information Statement concerning the Purchaser and Parent has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

                               BOARD OF DIRECTORS

GENERAL

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 29, 1999, there were 6,926,901 Shares outstanding. The Board currently consists of 9 members currently divided into three classes, which have three year terms that expire in successive years. Each director holds office until such director's successor is elected and qualified or until such director's earlier resignation or removal.

RIGHT TO DESIGNATE DIRECTORS; THE PURCHASER DESIGNEES

     Pursuant to the Merger Agreement, upon consummation of the Offer, the Purchaser will be entitled to designate up to such number of directors (the "Purchaser Designees") rounded up to the next whole number on the Board that equals the product of (i) the total number of directors on the Board (giving effect to the election of any additional directors pursuant to this sentence) and (ii) the percentage that the number of shares owned by Parent and Purchaser (including Shares accepted for payment) bears to the total number of

Shares outstanding and the Company shall take all action necessary to cause Purchaser's Designees to be so elected, including without limitation increasing the number of directors and seeking and accepting resignations of incumbent directors.

     The Purchaser has informed the Company that it will choose the Purchaser Designees from the directors and executive officers listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to stockholders together with this Schedule 14D-9. The information on such Schedule I is incorporated herein by reference.

     It is expected that the Purchaser Designees may assume office at any time following the purchase by the Purchaser of a specified minimum number of Shares pursuant to the Offer, which purchase cannot be earlier than January 28, 2000, and that, upon assuming office, the Purchaser Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign to enable the Purchaser Designees to be elected to the Board. It is not currently known which, if any, current directors of the Company will resign. The Purchaser has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director, if so designated.

                     DIRECTORS AND OFFICERS OF THE COMPANY

     The names of the current directors and executive officers, their ages as of December 28, 1999 and certain other information about them are set forth below. As indicated above, some of the current directors may resign effective immediately following the purchase of the Shares by Purchaser pursuant to the Offer.

                NAME                  AGE                          POSITION
                ----                  ---                          --------
Milton J. Wallace(1)................  64    Chairman of the Board
Arthur G. Shapiro, M.D.(1)..........  60    Vice Chairman of the Board, Director of Medical Affairs
James P. Shea(1)....................  58    President, Chief Executive Officer, Director
                                            Senior Vice President -- Finance, Chief Financial
Orestes L. Lugo.....................  41    Officer
Patsy L. Anders.....................  55    Vice President -- Business Development
Mignon B. Early.....................  36    Vice President -- Operations
Jeffery C. Finch....................  38    Vice President
Eugene P. Conese, Sr.(2)............  69    Director
C. David Finch, M.D.................  40    Director
John E. Hunt, Sr.(2)................  81    Director
Charles J. Simons(2)(3).............  81    Director
Mark D. Wallace(3)..................  31    Director, Secretary
Jeffrey H. Watson(3)................  41    Director

---------------

(1) Member of Executive Committee.
(2) Member of the Compensation and Stock Option Committee.
(3) Member of the Audit Committee.

     The Company's Board of Directors is divided into three classes. The members of each class serve for staggered three year terms, including three Class I directors (Charles J. Simons, Jeffrey H. Watson and Eugene P. Conese, Sr.), three Class II directors (Mark D. Wallace, John E. Hunt, Sr. and James P. Shea) and three Class III directors (Milton J. Wallace, Arthur G. Shapiro and C. David Finch). Class I, II and III director terms expire upon the election of directors at the annual meeting of shareholders to be held in 2000, 2001 and 2002, respectively. Directors hold office until the expiration of their respective terms and until their successors are elected, or until death, resignation or removal. Each officer serves at the discretion of the Board of Directors, subject to certain contractual rights described below.

     Milton J. Wallace. Mr. Wallace is a co-founder of the Company and has been Chairman of the Board of the Company since its inception in July 1993. Mr. Wallace has been a practicing attorney in Miami for over

30 years, and is currently a shareholder in the law firm of Wallace, Bauman, Legon, Fodiman & Shannon, P.A. He was a co-founder and a member of the Board of Directors of Home Intensive Care, Inc., a provider of home infusion and dialysis services, serving as Chairman of its Executive Committee from 1985 through July 1993 and Chairman of the Board from December 1989 until July 1993 when Home Intensive Care, Inc. was acquired by W.R. Grace & Co. Mr. Wallace is Chairman of the Board of Med/Waste, Inc., a provider of medical waste management services and a director of Imperial Industries, Inc., a provider of construction materials. He is a director of several private companies. Mr. Wallace is a member of the Executive Committee. Mr. Wallace is the father of Mark D. Wallace, a Director of the Company.

     Arthur G. Shapiro, M.D. Dr. Shapiro is a co-founder of the Company and has been Vice Chairman of the Company's Board and Director of Medical Affairs since the Company's inception in July 1993. Dr. Shapiro has held an appointment to the University of Miami School of Medicine as a professor of clinical obstetrics and gynecology since January 1995. From 1985 until 1995, he was engaged in the private practice of medicine. He is board certified in obstetrics and gynecology, reproductive endocrinology and laser surgery. He is a Fellow in the American College of Obstetrics and Gynecology and the American College of Endocrinology. Dr. Shapiro was a co-founder of Home Intensive Care, Inc. and served on its Board of Directors from 1985 until July 1993. Dr. Shapiro also served as Home Intensive Care, Inc.'s Medical Director from 1990 until July 1993. He is a Director of Med/Waste, Inc. and several private companies. Dr. Shapiro is Chairman of the Executive Committee.

     James P. Shea. Mr. Shea has been President and Chief Executive Officer of the Company since August 1993. From July 1992 until June 1993, he served as Director General for Home Intensive Care, Inc.'s international division. From 1986 to 1990, he was Senior Vice President of Protocare, Inc., an infusion therapy and respiratory care provider, which he helped establish. From 1985 to 1986, he was General Manager of the health care products division of The Norton Company, a manufacturer of engineered materials. From 1983 to 1985, he was President of the infusion division of National Medical Care, Inc., a kidney dialysis and infusion therapy provider, which is now owned by Fresenius Medical Care AG. Mr. Shea is a member of the Company's Executive Committee.

     Orestes L. Lugo. Mr. Lugo has served as the Company's Senior Vice President -- Finance and Chief Financial Officer since August 1995. From March 1994 until August 1995, he was Chief Financial Officer of PacifiCare of Florida, a health maintenance organization and subsidiary of PacifiCare Health Systems, Inc. From September 1993 until March 1994, he was Chief Financial Officer of Supreme International, Inc., a clothing manufacturer. From July 1989 until September 1993, Mr. Lugo served as Vice President of Finance for Home Intensive Care, Inc. From 1980 to 1989, Mr. Lugo was employed by the public accounting firm of Touche Ross, last as a senior manager. Mr. Lugo is a Certified Public Accountant.

     Patsy L. Anders.  Ms. Anders has served as the Company's Vice
President -- Business Development since January 1996. From the Company's inception in July 1993 through January 1996, she served as the Company's Director of Business Development. From 1990 until July 1993, Ms. Anders was the Physician Liaison for Quality Care Dialysis Centers, Inc., the wholly-owned dialysis facility subsidiary of Home Intensive Care, Inc. From 1986 through 1990, Ms. Anders was Director of Physician Relations for Home Intensive Care, Inc. In 1989, Ms. Anders founded Anders and Associates, a physician placement firm specializing in the placement of nephrologists, and has served as its President since its inception.

     Mignon B. Early, RN, BSN.  Ms. Early has been the Company's Vice
President -- Operations since January 1997. From July 1995 until January 1997, she was the Company's Director of Training and Development. From January 1994 until July 1995, she served as a clinic administrator for the Company in the St. Louis, Missouri region. From December 1990 until January 1994, Ms. Early was a clinic administrator for Quality Care Dialysis Centers, Inc. Ms. Early is a registered nurse.

     Jeffery C. Finch. Mr. Finch has been a Vice President of the Company since December 1995. From June 1990 until December 1995, Mr. Finch served as Chief Executive Officer of Dialysis Facilities, Inc., a dialysis company which owned three dialysis facilities purchased by the Company in December 1995, which Mr. Finch co-founded in 1990. He is a principal of JCD Partnership, a real estate and property management firm. Mr. Finch is the brother of C. David Finch, M.D., a Director of the Company.

     Eugene P. Conese, Sr. Since September 1997, Mr. Conese has been Chairman of the Board of World Air Lease, Inc. and serves as consultant to General Electric Company's Engine Services division. From 1987 until September 1997, he served as Chairman of the Board of Directors and Chief Executive Officer of Greenwich Air Services, Inc., a provider of repair and overhaul services for gas turbine aircraft engines which he founded in 1977. Greenwich Air Services, Inc. was acquired by General Electric Company in September 1997. Mr. Conese was the founder of The Greenwich Company, Ltd. and served as its Chairman of the Board and Chief Executive Officer from August 1980 until 1995, when it merged with Greenwich Air Services, Inc. Mr. Conese is a Director of Trans World Airlines, Inc., a member of the Board of Trustees of Iona College and of the Board of the Conese Foundation and the Jackson Memorial Foundation. Mr. Conese is Chairman of the Company's Compensation and Stock Option Committee.

     C. David Finch, M.D. Dr. Finch has been a Director of the Company since December 1995, when the Company acquired Dialysis Facilities, Inc., a dialysis company he co-founded in 1990. He is a board certified nephrologist and maintains a private practice of medicine in nephrology and hypertension in Jackson, Mississippi. Dr. Finch serves as the Medical Director of the Company's dialysis facilities in the Jackson, Mississippi area. He also serves as Director of Dialysis at Vicksburg Medical Center and Parkview Regional Medical Center. He is a principal in JCD Partnership, a real estate and property management firm, and the brother of Jeffery C. Finch, a Vice President of the Company.

     John E. Hunt, Sr. Since August 1983, Mr. Hunt has been Chairman of the Board of Hunt Insurance Group, Inc., an insurance agency holding company. For the previous 40 years, Mr. Hunt was President of John E. Hunt & Associates, a Tallahassee and Miami, Florida insurance agency. For the past 13 years, he has also been President of Insurance Consultants and Analysis, Inc., an insurance consulting firm. Mr. Hunt serves as Chairman of the Board of Trustees of the Florida Police Chiefs' Education and Research Foundation, Inc., and as a trustee of Florida Southern College. Mr. Hunt was a Director of Home Intensive Care, Inc. from 1985 until July 1993. Mr. Hunt is a member of the Compensation and Stock Option Committee.

     Charles J. Simons. Mr. Simons is the Vice Chairman of the Board of G. W. Plastics, Inc., a plastics manufacturer, and is an independent management and financial consultant. From 1940 to 1981, he was employed by Eastern Airlines, last serving as Vice Chairman, Executive Vice President and as a Director. Mr. Simons is a Director of Bessemer Trust of Florida, an investment management firm; Med/Waste, Inc., and Viragen, Inc., a pharmaceutical company; and a number of private companies. Mr. Simons is the Chairman of the Board of the Matthew Thornton Health Plan. Mr. Simons is chairman of the Company's Audit Committee and a member of the Compensation and Stock Option Committee.

     Mark D. Wallace. Mr. Wallace has been Secretary of the Company since the Company's inception in July 1993. Since July 1992, Mark Wallace has been a practicing attorney and is currently a partner at the law firm of Stack, Fernandez, Anderson, Harris & Wallace, P.A. Mr. Wallace is the son of Milton J. Wallace, Chairman of the Board of the Company. Mr. Wallace is also a member of the Audit Committee.

     Jeffrey H. Watson. Mr. Watson has been Chairman of the Board and President of J. Watson & Co., a government relations and business consulting firm since December 1995. From June 1994 until December 1995, he was Vice President for Government Relations of the Jefferson Group, an independent public affairs firm. From January 1993 until June 1994, Mr. Watson served as Deputy Assistant for Inter-Governmental Affairs for the Clinton Administration. From December 1991 through November 1992, Mr. Watson was employed by the election campaign for President Clinton. From 1989 until November 1991, Mr. Watson served as Finance Administrator for the City of Miami, Florida's Department of Development and Housing Conservation. From 1986 until January 1989, he served as an Administrative Assistant for the Mayor of Miami, Florida. From September 1985 through March 1986, he was a Managing Partner and Chief Financial Manager of J. Howard Industries, a company involved in low-income housing redevelopment and construction. Mr. Watson is a member of the Company's Audit Committee.

BOARD MEETINGS, COMMITTEES AND COMPENSATION

     Board Attendance: The Board of Directors met five (5) times in 1998. In addition, the Board of Directors took action by unanimous written consent once during 1998. Every director attended in excess of 75% of meetings of the Board during 1998.

     Executive Committee: The Executive Committee is composed of Dr. Shapiro as Chairman and Messrs. Wallace and Shea. When the Board of Directors is not in session, the Executive Committee possesses all of the powers of the Board, other than certain powers reserved by Florida law to the Board. Although the Executive Committee has broad powers, in practice it takes formal action in a specific matter only when it would be impractical to call a meeting of the Board. The Executive Committee met three (3) times during 1998. All members of the Executive Committee attended 100% of such meetings

     Compensation and Stock Option Committee: The Compensation and Stock Option Committee, composed of Messrs. Conese, as Chairman, Hunt and Simons met five (5) times during 1998. Every member attended in excess of 75% of such meetings. The Compensation Committee reviews the Company's general compensation policies and procedures; establishes salaries and benefit programs for the Chief Executive Officer and other executive officers of the Company and its subsidiaries; reviews, approves and establishes performance targets and awards under incentive compensation plans for its executive officers; and reviews and approves employment agreements. The Compensation and Stock Option Committee also administers the Company's Employee Stock Option Plan and has the authority to determine, among other things, to whom to grant options, the amount of options, the terms of options and the exercise prices thereof.

     Audit Committee: The Audit Committee is presently composed of Charles J. Simons, as Chairman, Mark D. Wallace and Jeffrey Watson. Mark D. Wallace was appointed to the Audit Committee on October 1, 1998. The Audit Committee met four (4) times during 1998. Every member attended in excess of 75% of such meetings while such directors were members of the Audit Committee. The principal duties of the Audit Committee are to recommend the appointment of independent auditors; meet with the Company's independent auditors to review the arrangements for, and scope of, the audit by the independent auditors and the fees related to such work; review the independence of the independent auditors; consider the adequacy of the system of internal accounting controls; review and monitor the Company's policies regarding conflicts of interest; and discuss with management and the independent accountants the Company's annual financial statements.

     Directors' Compensation: Directors who are officers or employees of the Company receive no additional compensation for their service as members of the Board of Directors. Non-employee directors receive an annual retainer of $5,000; $500 per board meeting attended; and $500 for each committee meeting attended. Charles J. Simons receives annual compensation of $15,000 for service as chairman of the Audit Committee. Directors are also reimbursed for expenses which may be incurred by them in connection with the business and affairs of the Company. Non-employee directors also receive annual grants of options under the Directors Stock Option Plan ("Directors Plan") described below. See "Compensation -- Directors Stock Option Plan."

     Compensation Committee Interlocks and Insider Participation: None of the members of the Board's Compensation and Stock Option Committee is, or has been, an officer or employee of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING REQUIREMENTS

     The Company's officers and directors are required to file Forms 3, 4 and 5 with the Securities and Exchange Commission in accordance with Section 16(a) of the Securities and Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder. Based solely on a review of such reports furnished to the Company as required by Rule 16(a)-3, no director or executive officer failed to timely file such reports in 1998.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table summarizes the compensation earned by, and paid to, the Company's President and Chief Executive Officer and each other executive officer for the two years ended December 31, 1997 and 1998 who received compensation in excess of $100,000 for any such periods (the "Named Executive Officers").

                                                                                                      LONG TERM
                                                                                                     COMPENSATION
                                                                                                        AWARD
                                                                                                     ------------
                                                                                                      SECURITIES
                                                                                      OTHER ANNUAL    UNDERLYING
             NAME AND PRINCIPAL POSITION                YEAR   SALARY(1)    BONUS     COMPENSATION    OPTIONS(#)
             ---------------------------                ----   ---------   --------   ------------   ------------
James P. Shea.........................................  1998   $205,200    $190,000     $ 12,540        92,176
  President and CEO...................................  1997    128,465          --     $  8,630        33,334
Orestes L. Lugo.......................................  1998   $167,400    $124,000     $ 10,800        25,235
  V.P. Finance and CFO................................  1997    114,617          --        7,110        26,667
Milton J. Wallace.....................................  1998   $ 73,077    $100,000     $  7,940        54,255
  Chairman of the Board...............................  1997         --          --           --         1,667
Patsy L. Anders.......................................  1998   $ 97,200    $ 41,985     $  8,004         8,000
  V. P. Business Development..........................  1997     70,769       8,600        5,400        20,000
Mignon B. Early.......................................  1998   $ 93,846    $ 38,000     $     --         8,000
  V. P. Operations....................................  1997     77,580      12,000           --        20,000

---------------

(1) The Company provides its officers with certain non-cash group life and health benefits generally available to all salaried employees. Such benefits are not included in the above table pursuant to applicable Securities and Exchange Commission rules. No Named Executive Officer received aggregate personal benefits or perquisites that exceed the lesser of $50,000 or 10% of his total annual salary and bonus for such year.

OPTIONS GRANTED IN LAST FISCAL YEAR

     The following table sets forth information concerning grants of stock options to the CEO and each other Named Executive Officer named on the Summary Compensation Table above, for the year ended December 31, 1998:

                                                                                                             POTENTIAL REALIZABLE
                                                                                                               VALUE AT ASSUMED
                                                                      % OF TOTAL                             ANNUAL RATE OF STOCK
                                                      NUMBER OF        OPTIONS                                PRICE APPRECIATION
                                                      SECURITIES      GRANTED TO    EXERCISE                      FOR OPTION
                                                      UNDERLYING      EMPLOYEES     OR BASE                       TERM($)(4)
                                                       OPTIONS        IN FISCAL      PRICE      EXPIRATION   --------------------
NAME                                                GRANTED(#)(1)      YEAR(3)     ($/SHARE)       DATE         5%         10%
----                                               ----------------   ----------   ----------   ----------   --------    --------
James P. Shea(2).................................       16,176            5.0%       $ 7.19      2/25/00     $12,000     $24,400
                                                        16,000            5.0          6.00      4/22/03      26,600      58,600
                                                        60,000           18.6          5.63      12/4/03      93,600     206,400
Orestes L. Lugo(2)...............................       13,235            4.1%       $ 7.19      2/25/00     $ 9,800     $20,000
                                                        12,000            3.7          6.00      4/22/03      19,900      43,900
Milton J. Wallace(2).............................       12,255            3.8%       $ 7.19      2/25/00     $ 9,100     $18,500
                                                        12,000            3.7          6.00      4/22/03      19,900      43,900
                                                        30,000            9.3          5.63      12/4/03      46,800     103,200
Patsy L. Anders..................................        8,000            2.5%       $ 6.00      4/22/03     $13,300     $29,300
Mignon B. Early..................................        8,000            2.5%       $ 6.00      4/22/03     $13,300     $29,300

---------------

(1) All such options were granted pursuant to the 1994 Employee Stock Option Plan. Unless otherwise noted all Options vest over three years, with 25% of such options vesting six months following the date of grant, 25% on the first anniversary from the date of grant and 25% at the end of each succeeding year from the grant date.

(2) Options vest 100% immediately but are not exercisable for six months following grant.
(3) Based on an aggregate of 321,931 options granted to employees in 1998, including the Named Executive Officers.
(4) The 5% and 10% assumed rates of appreciation are mandated by the rules of the Securities and Exchange Commission and do not represent the Company's estimate or projection of the future Common Stock price.

AGGREGATED OPTION EXERCISES IN FISCAL 1998 AND FISCAL YEAR END OPTION VALUES

     The following table sets forth certain aggregated option information for the CEO and each Named Executive Officer named in the Summary Compensation Table for the year ended December 31, 1998:

                                                      NUMBER OF SECURITIES
                                                           UNDERLYING               VALUE OF UNEXERCISED
                                                     UNEXERCISED OPTIONS(#)        IN-THE-MONEY OPTIONS(2)
                                                   ---------------------------   ---------------------------
NAME(1)                                            EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
-------                                            -----------   -------------   -----------   -------------
James P. Shea....................................    98,845         60,000         $62,600        $97,200
Orestes L. Lugo..................................    71,903             --          40,800             --
Milton J. Wallace................................    45,091         30,000          39,700         48,600
Patsy L. Anders..................................    29,500         18,500          24,400         10,600
Mignon B. Early..................................    19,084         17,250          11,400          9,100

---------------

(1) No options were exercised by the above Named Executive Officers during the fiscal year ended December 31, 1998.
(2) The value of unexercised options represents the difference between the exercise price of the options and the closing sales price of the Company's Common Stock on December 31, 1998 of $7.25 as reported by NASDAQ/NMS.

EMPLOYMENT AGREEMENTS

     In April 1997, the Company entered into two year employment agreements with James P. Shea, the Company's President and Chief Executive Officer, and Orestes
L. Lugo, Vice President - Finance and Chief Financial Officer. The terms of these agreements were amended to five years for Mr. Shea and three years for Mr. Lugo. In January 1998, the Company entered into a five year employment agreement with Milton J. Wallace, the Company's Chairman of the Board. The employment agreements initially provided for base salaries of $190,000, $155,000 and $100,000 for Messrs. Shea, Lugo and Wallace, respectively. Mr. Wallace's base salary commenced April 1998. Base salary for each officer is increased on each anniversary date of each agreement during the term by a minimum of 6%. Each officer receives an automobile allowance and certain other non-cash benefits, including life, health and disability insurance. The employment agreements for Messrs. Wallace and Shea are automatically renewed for five years at the end of the initial term and each extended term, unless either party provides notice of termination at least 180 days prior to the expiration of such term. Mr. Lugo's employment agreement is automatically renewed for three years at the end of the initial term and each extended term, unless either party provides notice of termination at least 120 days prior to the expiration of such term.

     Messrs. Shea, Lugo and Wallace are entitled to receive bonuses in each fiscal year during the term of their agreements. Such agreements require the Board of Directors to establish incentive bonus plans for each fiscal year which would provide a means for each officer to earn a bonus upon the achievement of established goals and criteria. The respective employment agreements grant to each of Messrs. Shea, Lugo and Wallace the right to terminate his employment agreement within eighteen months following a "change of control," and to receive an amount equal to the greater of: (i) base salary due for the remainder of the term of the agreement and three times the bonus amount paid in the last 12 months had it not been terminated; or (ii) $500,000. Such change of control severance is payable 100% in cash on the effective date of such termination.

If Messrs. Shea, Lugo or Wallace is terminated without cause during the term of their respective agreements, such officer will be entitled to the same severance mentioned above for a "change of control".

     In April 1997, the Company entered into a two year employment agreement with Patsy L. Anders, Vice President -- Business Development. The agreement initially provided for a base salary of $90,000 per year. Base salary is increased on the anniversary of each year during the term by a minimum of 6%. Ms. Anders receives an automobile allowance and certain other non-cash benefits, including life, health and disability insurance. Ms. Anders, upon the achievement of established goals and criteria, is entitled to receive a bonus in each fiscal year during the term of the agreement. Such agreement requires the Board of Directors to establish an incentive bonus plan for each fiscal year. Her employment agreement is automatically renewed for two years at the end of the initial term and each extended term, unless either party provides written notice of termination at least 120 days prior to the expiration of such term.

     If Ms. Anders is terminated without cause prior to a "change of control," she will be entitled to severance equal to the greater of the remaining base salary due under the agreement or one year's base salary. If Ms. Anders is terminated without cause following a "change of control," she will be entitled to severance equal to the greater of (i) two times the remaining base salary which would have been paid for the remainder of the term of the agreement or
(ii) two times the sum of one year's base salary then in effect, and any and all bonuses paid to Ms. Anders in the eighteen months prior to the effective date of termination. Ms. Anders' employment agreement grants her the right to terminate the agreement within 180 days following a "change of control," and entitles her to the same severance as mentioned above under termination without a cause following a "change of control." Such "change of control" severance is payable 50% in cash on the effective date of such termination, with the balance payable over a twelve month period.

     In March 1997, the Company entered into a three year employment agreement with Mignon B. Early, Vice President -- Operations. The agreement initially provided for a base salary of $80,000 and certain other non-cash benefits, including life, health and disability insurance. Ms. Early is entitled to receive a bonus in each fiscal year during the term of her agreement. Such agreement requires the Board or Directors to establish an incentive bonus plan for each fiscal year which would provide a means for her to earn a bonus up to 50% of her respective base salary upon the achievement of established goals and criteria.

     If Ms. Early is terminated without cause prior to a "change of control," she will be entitled to severance equal to the base salary accrued through the effective date of termination and six months base salary. If Ms. Early is terminated without cause following a "change of control," she will be entitled to severance equal to all accrued base salary through the date of termination and one year's base salary. In April 1998, Ms. Early's base annual salary was increased to $100,000. In November 1999, Ms. Early's base annual salary was increased to $118,000.

     For the purposes of the employment agreements, "change of control" is defined as: (i) the acquisition, other than from the Company directly, by any person, entity or group, within the meaning of sec. 13(d) or 14(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), of beneficial ownership of 25% or more of the outstanding Common Stock; (ii) if the individuals who serve on the Board as of the date of the employment agreement, no longer constitute a majority of the members of the Board; provided, however, any person who becomes a director subsequent to such date, who was elected to fill a vacancy by a majority of the individuals then serving on the Board, shall be considered as if a member prior to such date; (iii) approval by a majority of the voting stock of the Company of a merger, reorganization or consolidation whereby the shareholders of the Company immediately prior to such approval do not, immediately after consummation of such reorganization, merger or consolidation own more than 50% of the voting stock of the surviving entity; or (iv) a liquidation or dissolution of the Company, or the sale of all or substantially all of the Company's assets.

STOCK OPTION PLANS

     Employee Plan

     The Company maintains a 1994 Employee Stock Option Plan ("Employee Plan"). The Employee Plan is designed as an incentive program to cause employees to increase their interest in the Company's performance and to attract and retain qualified personnel. Subject to certain anti-dilution provisions, the Employee Plan consists of 1,000,000 shares of Common Stock reserved for issuance upon the exercise of options which may be granted, including 877,514 shares subject to outstanding options as of December 27, 1999.

     The Employee Plan is administered by the Compensation and Stock Option Committee. The Compensation and Stock Option Committee has the discretion, among other things, as to whom to grant options, the amount of options, the terms of options and the exercise prices. All employees of the Company are eligible to receive options under the Employee Plan. Such employees are eligible to receive either "incentive" or "nonqualified" stock options, subject to the limitations of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of an incentive stock option may not be less than 100% of the market price of the underlying Common Stock as of the date of grant. No option may be granted which has a term longer than 10 years. Stock options may have vesting requirements as established by the Compensation and Stock Option Committee, but, except in the case of an employee's death or permanent disability, in no event may the options be exercisable until six months after grant. All unvested options under the Employee Plan become immediately vested in full upon a change of control of the Company, as such term is defined in the Employee Plan.

     Upon termination of an optionee's employment with the Company for any reason, all options granted to such employee under the Employee Plan would terminate immediately, except that the Compensation and Stock Option Committee has the discretion to permit such holder to exercise vested options for a period of 90 days after termination. Options granted under the Employee Plan may not be transferred and are not exercisable except by the employee.

     The Employee Plan provides for the automatic grant of "reload" options to an employee, who pays all, or a portion of, an exercise price by delivery of shares of Common Stock then owned by such employee. Reload options are granted for each share of Common Stock so tendered. The exercise price of such reload option is the then fair market value of the Common Stock. All other terms of the reload options would be identical to the original options; provided, however, that if the expiration date is less than one year, the expiration date is extended to one year from the date of issuance of the reload options.

     As of December 27, 1999, options to purchase a total of 877,514 shares of Common Stock, with a weighted average exercise price of $5.89 have been granted to executive officers and other employees of the Company. Each option granted has a term of five years. Options granted to Messrs. Shea, Lugo and Wallace and Dr. Shapiro are vested 100%. For all other officers and employees, options vest 25% at the end of six months and 25% on each anniversary of such grant until 100% are vested. Options are not exercisable until six months after the date of grant.

     Director Plan

     The Company maintains a Director Stock Option Plan (the "Director Plan"). Subject to certain anti-dilution provisions in the Plan, there are 166,667 shares of Common Stock reserved for issuance upon the exercise of options which may be granted pursuant to the Director Plan, including 54,548 shares subject to outstanding options. All non-employee directors are eligible to receive grants of options ("Eligible Director"). Each Eligible Director receives automatic, non-discretionary grants of options based upon specific criteria set forth in the Director Plan. Prior to October 1998, on April 27 of each year, each Eligible Director received non-qualified options to purchase 834 shares of Common Stock for service on the Board of Directors and additional options to purchase 334 shares for service on each committee of the Board, other than the Executive Committee, for which members would receive options to purchase 834 shares. Also, additional options to purchase 334 shares are granted to Eligible Directors who serve as a chairman of each standing committee of the Board, other than the chairman of the Executive Committee, who would receive options to purchase 834 shares. In October 1998, the Board of Directors authorized an amendment to the Director Plan providing for a special grant of options based on the formula of annual grants on October 1, 1998. In addition, commencing April 27, 1999, annual option grants are double the amount of options granted in April 1998.

     The exercise price of each option granted under the Director Plan is equal to the fair market value of the Common Stock on the date of grant as determined in accordance with the provisions of the Director Plan. All options granted have a term of five years, but, except in the case of an Eligible Director's death or permanent disability, are not exercisable until six months after the date of grant. No option is transferable by the Eligible Director, except by the laws of descent and distribution. If the Eligible Director's membership on the Board terminates, including by reason of death, such options are exercisable for the lesser of the remaining term of such option, or one year.

     The Director Plan provides for the automatic grant of "reload" options to an Eligible Director, who pays all, or a portion of, an exercise price by delivery of shares of Common Stock then owned by such Eligible Director. Reload options are granted for each share of Common Stock so tendered. The exercise price of such reload option is the then fair market value of the Common Stock. All other terms of the reload options, including the expiration date, would be identical to the original options, provided, however, that if the expiration date is less than one year, the expiration date is extended to one year from the date of issuance of the reload options.

     As of December 27, 1999, options to purchase 54,548 shares of Common Stock, with a weighted average exercise price of $5.86 per share, have been automatically granted to Eligible Directors as a group and remain outstanding.

401(K) PLAN

     In January 1997, the Company adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan") covering the Company's employees. Pursuant to the 401(k) Plan, eligible employees may elect to contribute to the 401(k) Plan up to the lesser of 15% of their annual compensation or the statutorily prescribed annual limit ($10,000 in 1998). The Company matches 25% of the contributions of employees up to 4% of each employee's salary. All employees who attain at least one year's service are eligible to participate in the 401(k) Plan.

     The Trustees of the 401(k) Plan, at the direction of each participant, invest the assets of the 401(k) Plan in designated investment options. The 401(k) Plan is intended to qualify under Section 401 of the Code, so that contributions to the 401(k) Plan, and income earned on the 401(k) Plan contributions are not taxable until withdrawn. Matching contributions by the Company are deductible when made.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

     The following report of the Compensation Committee, and the Stock Performance Graph included elsewhere in this Information Statement do not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Company filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent the Company specifically incorporates this Report in the Stock Performance Graph by reference therein.

     The Company's executive compensation program is administered by the Compensation and Stock Option Committee (the "Compensation Committee") of the Company's Board of Directors. The Compensation Committee is comprised entirely of outside, non-employee directors, whose role is to review and approve salaries and other compensation of the executive officers of the Company. The Compensation Committee also reviews and approves various other Company compensation policies and matters and administers the Company's Employee Stock Option Plan, including the review and approval of stock option grants to the executive officers of the Company.

COMPENSATION POLICIES APPLICABLE TO EXECUTIVE OFFICERS

     The primary goal of the Compensation Committee is to establish a relationship between executive compensation and the creation of shareholder value, while motivating and retaining key employees. The Company's compensation program for executives consists of two key components:

          - Cash compensation, consisting of (a) a base salary and (b) annual incentive compensation based principally on targeted profitability of the Company; and

          - Long-term incentive compensation through the periodic grant of stock options. The grants are made based upon achieving certain predetermined long term corporate goals.

     In order to assist the Compensation Committee in its responsibility, the Compensation Committee commissioned studies by an expert outside independent consultant to provide surveys of companies in the same general business segment, revenue and employee size, related to base salary, annual incentive cash compensation payments and long-term incentive option grants. In this survey, the Company's key executives were matched on a "best fit" basis to the key executives of the surveyed companies. The Compensation Committee also reviewed the recommendations of the outside consultant as part of its deliberation in overall compensation matters.

     The Company believes that this approach best serves the interests of the Company and its shareholders. The base salary enables the Company to meet the requirements of the highly competitive industry environment, while ensuring that executive officers are compensated in a way that advances both the short and long term interests of shareholders. Cash bonuses are intended to reward executive officers for meeting or exceeding current year corporate performance goals, as measured by financial results of the Company. Long-term incentives consist of grants of stock options based on the current corporate long-term goals as established by the Board of Directors.

BASE SALARY

     The Compensation Committee is responsible for establishing base salaries for the Company's executive officers, as well as changes in such salaries (other than as required by contracts), based upon the recommendation of the Chief Executive Officer. The Compensation Committee considers such factors as competitive industry salaries; a subjective assessment of the nature of the position; the contributions and experience of such officer and the length of the officers' service with the Company.

PERFORMANCE-BASED CASH COMPENSATION

     The Compensation Committee believes that a significant portion of the total cash compensation for its executive officers should be based upon the Company's achievement of specific performance criteria, and in particular the Company's earnings. Annual cash bonuses are paid through a Management Incentive Bonus Plan ("MIBP") adopted by the Compensation Committee prior to the commencement of each fiscal year. The purpose of the MIBP is to motivate and reward eligible employees for good performance for the year by making a major portion of their cash compensation dependent on overall corporate profitability.

     Pursuant to the terms of the MIBP, the Compensation Committee establishes an annual minimum corporate profit target, below which no bonus will be paid. Using a predetermined formula, additional higher corporate profittiers are also established. Upon the attainment of the minimum corporate profit target, each eligible officer receives a cash bonus equal to a percentage of base salary. The percentage of base salary earned increases as higher corporate profit tiers are achieved. The maximum percentage of base salary that can be earned as a cash bonus is established by the Compensation Committee for each executive officer, with maximum bonuses ranging from 50% for vice presidents to 100% for the Chief Executive Officer. The Compensation Committee awarded at or near the maximum cash bonus available to each of the Company's executive officers based on the MIBP adopted for the fiscal year ended 1998.

STOCK OPTIONS

     Stock options are granted by the Company to aid in the hiring of new employees and to reward key employees as a long-term incentive reward based upon the Company's achieving certain current corporate long-term goals as established by the Board of Directors. Stock options have value only if the price of the Company's stock increases above the fair market value on the grant date and the employee remains in the Company's employ until the stock options become exercisable.

     The Company has a 1994 Employee Stock Option Plan (the "Employee Plan") for executive officers and other employees. The Employee Plan is generally used for making grants to executive officers and other employees as part of the Company's performance review. Stock option grants may be made to executive officers upon initial employment, upon promotion to a new, higher level position that entails increased responsibility, in connection with the execution of a new employment agreement or as further incentive to such executive officers. Annual stock option grants for executives are a key element of a market competitive total compensation package. In determining the number of stock options to be granted, the Compensation Committee receives recommendations from the Chief Executive Officer, as well as its outside independent consultants, and then reviews the current option holdings of the executive officers; their positions and length of service with the Company and subjective criteria on their contribution in realizing certain current long-term goals of the Company. It then determines the number of options to be granted based upon the principle of rewarding performance and providing continuing incentives to contribute to stockholder value. Using these guidelines, the Compensation Committee granted options in 1998 to all executive officers and certain supervisory employees in varying amounts. Options generally vest over a three year period. Stock options under the Employee Plan are granted at a price equal to the fair market value of the common stock on the date of grant.

CHIEF EXECUTIVE OFFICER COMPENSATION

     The Compensation Committee's basis for compensation of the Chief Executive Officer is based on the philosophy discussed above. James P. Shea has been the Company's President and Chief Executive Officer since August 1993. In recognition of his service and commitment to the past and future success of the Company and to secure his services for the future, the Company entered into an employment agreement in April 1997 which provided for a base salary of $190,000 and minimum annual increases. The term of the employment agreement was extended to five (5) years in recognition of the Company's performance. In establishing the Chief Executive Officer's base salary, the Compensation Committee reviewed salaries of the chief executive officers of comparable companies within its industry, as well as other industries, and Mr. Shea's responsibilities within the Company. Factors taken into consideration included a subjective evaluation of Mr. Shea's performance, changes in the cost of living, competitors' size and performance and the Company's achievements.

     Mr. Shea's employment agreement provides for the right to earn annual cash bonuses of up to 100% of his base salary in effect at the beginning of the fiscal year. Such bonus awards are based upon incentive bonus criteria established by the Compensation Committee in each fiscal year in its discretion. Mr. Shea participated in the MIBP for the fiscal year ended 1998. Under the MIBP, Mr. Shea's actual cash bonus for 1998 was $190,000, 100% of his base salary in effect on January 1, 1998. Such cash bonus was the maximum cash bonus permitted under his MIBP.

     In 1998, the Compensation Committee awarded Mr. Shea options to purchase 92,176 shares of common stock. These options are vested 100% and become exercisable six months following the respective dates of grant. All such options expire at the end of five (5) years following the dates of grant, if not exercised.

EXECUTIVE SEVERANCE PACKAGES

     In response to the increase in merger and acquisition activities in recent years within the industry and to provide the Company's executive officers with further incentive to remain with the Company, the Compensation Committee in 1997 granted executive severance packages to the Company's executive officers, including the Chief Executive Officer, protecting them in the event of a change of control of the Company. These severance packages are contained in the executive officers' respective employment agreements. The Compensation Committee reviewed executive severance packages granted by those companies whose compensation practices were examined in connection with determining executive officer salaries as described above. The Compensation Committee then determined to grant the executive officers severance packages in varying amounts depending on their relative position with the Company. The severance packages for the Chief Executive Officer and the Chief Financial Officer were increased as a result of the extension of the terms of their respective employment agreements and are described in "Summary Compensation" above.

IMPACT OF SECTION 162(M) OF THE INTERNAL REVENUE CODE

     Section 162(m) of the Internal Revenue Code generally disallows a tax deduction to publicly-held corporations for compensation in excess of $1,000,000 paid for any fiscal year to the Company's Chief Executive Officer and the four
(4) other most highly compensated officers. However, the statute exempts qualifying performance-based compensation from the deduction limit if certain requirements are met. The policy of the Compensation Committee is to structure the compensation of the Company's executive officers to avoid the loss of the deductibility of any compensation, even though Section 162(m) does not preclude the payment of compensation in excess of $1,000,000. Notwithstanding, the Compensation Committee reserves the authority to award non-deductible compensation in circumstances as it deems appropriate. The Company believes that
Section 162(m) will not have any effect on the deductibility of the compensation of any executive officer for 1998 or 1999.

                                          Respectfully submitted,

                                          Compensation Committee
                                          Eugene P. Conese, Sr., Chairman
                                          John E. Hunt, Sr.
                                          Charles J. Simons

                            STOCK PERFORMANCE GRAPH

     The following graph compares the cumulative total stockholder return of the Company's Common Stock from October 8, 1997 (the date that trading of the Common Stock commenced on the NASDAQ National Market System) to December 31, 1998 with
(a) the Standard and Poors 500 Stock Index; and (b) a Peer Group Index. The graph assumes that $100 was invested on October 8, 1997 in the Company's Common Stock, the S&P 500 Index and the Peer Group Index and that all dividends were reinvested. The Peer Group Index on the graph includes the Common Stock of Renal Care Group, Inc. and Total Renal Care Holdings, Inc., which the Company believes are the most comparable to the Company's operations within the dialysis industry.

                     COMPARISON OF CUMULATIVE TOTAL RETURNS

                                                    RENEX CORPORATION         STANDARD & POORS 500          PEER GROUP INDEX
                                                    -----------------         --------------------          ----------------
October 1997                                             100.00                      100.00                      100.00
1997                                                      65.62                      102.87                       90.68
1998                                                      90.62                      132.27                      107.33

                              CERTAIN TRANSACTIONS

     JCD Partnership, a real estate holding and property management firm, of which C. David Finch, M.D., Jeffery Finch and Charles D. Finch, Sr. are the principals, owns the real property and improvements at the Company's dialysis facilities at Jackson, Mississippi and Delta, Louisiana. JCD Partnership leases the properties to the Company pursuant to ten year leases, in which the Company pays annual rent of $92,400 and $82,500, respectively. The Company paid $427,000 and $175,000 to JCD Partnership in connection with the leasehold improvements at each facility.

     C. David Finch, M.D. owed Dialysis Facilities, Inc. ("DFI") approximately $85,000 at the time of the Company's acquisition of DFI evidenced by a note. The note bears interest at the rate of 8% per annum and is payable upon demand by the Company. As of December 31, 1997 and 1998, approximately $85,000 in principal remained unpaid, together with accrued interest of $13,600 and $20,700 as of such dates, respectively.

     Milton J. Wallace, Chairman of the Board of Directors of the Company, is a shareholder of the law firm of Wallace, Bauman, Fodiman & Shannon, P.A. The law firm serves as general counsel to the Company for which the firm received $102,000 during 1998.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information as of December 27, 1999, with respect to the beneficial ownership of the Company's Common Stock by: (i) each person who is known by the Company to own more than 5% of such shares of Common Stock; (ii) each Named Executive Officer; (iii) each of the Company's directors; and (iv) all directors and executive officers as a group.

                                                               NUMBER OF SHARES      PERCENT OF SHARES
NAME AND ADDRESS OF BENEFICIAL OWNER(1)                      BENEFICIALLY OWNED(2)   BENEFICIALLY OWNED
---------------------------------------                      ---------------------   ------------------
Milton J. Wallace(4).......................................         812,813                 11.6%
Arthur G. Shapiro, M.D.(5).................................         771,775                 11.1
James P. Shea(6)...........................................         410,113                  5.7
C. David Finch, M.D.(7)....................................         207,947                  3.0
Orestes L. Lugo(8).........................................         164,555                  2.3
John E. Hunt, Sr.(9).......................................          92,559                  1.3
Charles J. Simons(10)......................................          61,549                    *
Patsy L. Anders(11)........................................          62,817                    *
Eugene P. Conese, Sr.(12)..................................          33,342                    *
Mignon B. Early(13)........................................          35,618                    *
Mark D. Wallace(14)........................................          19,674                    *
Jeffrey H. Watson(15)......................................          11,674                    *
Forstmann Asset Management Corp.(16).......................         366,189                  5.3
William Anthony Forstmann(17)..............................         377,789                  5.5
All executive officers and directors as group (13
  persons)(18).............................................       2,788,650                 36.4%

---------------

  *  Less than one percent
 (1) Unless otherwise indicated, the address for each beneficial owner is c/o the Company at 201 Alhambra Circle, Suite 800, Coral Gables, Florida 33134.
 (2) Except as set forth herein, all securities are directly owned and the sole investment and voting power are held by the person named. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days of December 27, 1999 upon the exercise of options or warrants.
 (3) Based upon 6,926,901 shares of Common Stock issued and outstanding. Each beneficial owner's percentage is determined by assuming that all such exercisable options or warrants that are held by such person (but not those held by any other person) have been exercised.
 (4) Mr. Wallace's address is 1200 Brickell Avenue, Suite 1720, Miami, Florida 33131. Except as set forth herein, all shares of Common Stock are owned jointly by Mr. Wallace and his wife. Includes: (i) 12,000 shares of Common Stock owned by Milton J. Wallace and his wife as custodian; (ii) 35,600 shares of Common Stock owned by Mr. Wallace's Individual Retirement Account; (iii) 106,122 shares of Common Stock (including 8,655 of Common Stock issuable upon exercise of warrants and Series B Warrants) owned by a corporation, of which Mr. Wallace is an officer, director and controlling stockholder, (iv) 88,091 shares of Common Stock issuable upon exercise of stock options; and (v) 15,000 shares of Common Stock issuable upon exercise of Series B Warrants owned by his Individual Retirement Account.
 (5) Except as set forth herein, all shares of Common Stock are owned jointly by Dr. Shapiro and his wife. Includes: (i) 17,234 shares of Common Stock owned by Dr. Shapiro's Individual Retirement Account; (ii) 40,233 shares of Common Stock issuable upon exercise of stock options; (iii)106,122 shares of Common Stock (including 8,655 shares of Common Stock issuable upon exercise of warrants and Series B Warrants) owned by a corporation, of which Dr. Shapiro is an officer and director; (iv) 3,750 shares of Common Stock issuable upon exercise of Series B Warrants; and (v) 3,750 shares of Common Stock issuable upon exercise of Series B Warrants owned by Dr. Shapiro's Individual Retirement Account.
 (6) Except as set forth herein all shares of Common Stock and warrants are owned jointly by Mr. Shea and his wife. Includes: (i) 225,513 shares of Common Stock issuable upon exercise of stock options;

     (ii) 33,334 shares of Common Stock issuable upon exercise of warrants; and
     (iii) 15,000 shares of Common Stock issuable upon exercise of Series B Warrants.
 (7) Includes 15,750 shares of Common Stock issuable upon exercise of stock options.
 (8) Includes: (i) 116,904 shares of Common Stock issuable upon exercise of stock options; (ii) 3,334 shares of Common Stock issuable upon exercise of warrants; and (iii) 3,750 shares of Common Stock issuable upon exercise of Series B Warrants.
 (9) Includes: (i) 8,341 shares of Common Stock issuable upon exercise of stock options; (ii) 6,667 shares of Common Stock issuable upon exercise of warrants; (iii) 11,667 shares of Common Stock owned by Mr. Hunt's spouse;
     (iv) 1,667 shares of Common Stock issuable upon exercise of warrants owned by his spouse; and (v) 3,750 shares of Common Stock issuable upon exercise of Series B Warrants. Mr. Hunt disclaims beneficial ownership of the shares owned by his spouse.
(10) Includes: (i) 12,346 shares of Common Stock issuable upon exercise of stock options; (ii) 1,667 shares of Common Stock issuable upon exercise of warrants; and (iii) 7,500 shares of Common Stock issuable upon exercise of Series B Warrants.
(11) Includes 49,000 shares of Common Stock issuable upon exercise of stock options.
(12) Includes: (i) 8,342 shares of Common Stock issuable upon exercise of stock options; and (ii) 5,000 shares of Common Stock issuable upon exercise of warrants.
(13) Includes 34,418 shares of Common Stock issuable upon exercise of stock options.
(14) Includes 7,674 shares of Common Stock issuable upon exercise of stock options.
(15) Includes 8,674 shares of Common Stock issuable upon exercise of stock options.
(16) Forstmann Asset Management Corp.'s ("FAMC") address is 399 Park Avenue, New York, NY 10020. Includes 366,189 shares owned by two pooled entities managed by FAMC, to which FAMC is an investment advisor.
(17) Mr. Forstmann's address is 870 Fifth Avenue, Apt 11H, New York, NY 10021. Mr. Forstmann is the sole shareholder of FAMC, an investment advisor. The shares above include 11,600 shares beneficially owned by Mr. Forstmann and 366,189 shares beneficially owned by two pooled funds to which FAMC serves a s investment advisor.
(18) Includes: (i) 624,286 shares of Common Stock issuable upon exercise of options; (ii) 65,002 shares of Common Stock issuable upon exercise of warrants; and (iii) 56,476 shares of Common Stock issuable upon exercise of Series B Warrants.